Exhibit 99.94

JUST ENERGY INCOME FUND

and

COMPUTERSHARE TRUST COMPANY OF CANADA

INDENTURE

PROVIDING FOR THE ISSUE OF DEBENTURES

DATED MAY 5, 2010

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	1

1.1 DEFINITIONS	1
1.2 MEANING OF “OUTSTANDING”	7
1.3 INTERPRETATION	7
1.4 HEADINGS, ETC.	8
1.5 DAY NOT A BUSINESS DAY	8
1.6 APPLICABLE LAW	8
1.7 MONETARY REFERENCES	8
1.8 INVALIDITY, ETC.	8
1.9 LANGUAGE	8
1.10 SUCCESSORS AND ASSIGNS	8
1.11 BENEFITS OF INDENTURE	8
1.12 REFERENCES TO ACTS OF THE FUND	9
1.13 LIMITATION OF LIABILITY	9

ARTICLE 2 THE DEBENTURES	9

2.1 LIMIT OF DEBENTURES	9
2.2 TERMS OF DEBENTURES OF ANY SERIES	9
2.3 FORM OF DEBENTURES	10
2.4 FORM AND TERMS OF INITIAL DEBENTURES	10
2.5 CERTIFICATION AND DELIVERY OF ADDITIONAL DEBENTURES	15
2.6 ISSUE OF GLOBAL DEBENTURES	15
2.7 EXECUTION OF DEBENTURES	16
2.8 CERTIFICATION	16
2.9 INTERIM DEBENTURES OR CERTIFICATES	16
2.10 MUTILATION, LOSS, THEFT OR DESTRUCTION	17
2.11 CONCERNING INTEREST	17
2.12 DEBENTURES TO RANK PARI PASSU	17
2.13 PAYMENTS OF AMOUNTS DUE ON MATURITY	18
2.14 U.S. LEGEND ON THE DEBENTURES	18
2.15 PAYMENT OF INTEREST	20
2.16 LIMITATION ON NON-RESIDENT OWNERSHIP	20
2.17 WITHHOLDING TAX	21

ARTICLE 3 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP	21

3.1 FULLY REGISTERED DEBENTURES	21
3.2 GLOBAL DEBENTURES	22
3.3 TRANSFEREE ENTITLED TO REGISTRATION	23
3.4 NO NOTICE OF TRUSTS	23
3.5 REGISTERS OPEN FOR INSPECTION	23
3.6 EXCHANGES OF DEBENTURES	24
3.7 CLOSING OF REGISTERS	24
3.8 CHARGES FOR REGISTRATION, TRANSFER AND EXCHANGE	24
3.9 OWNERSHIP OF DEBENTURES	25

ARTICLE 4 REDEMPTION AND PURCHASE OF DEBENTURES	25

4.1 REDEMPTION OF DEBENTURES	25
4.2 PARTIAL REDEMPTION	26
4.3 NOTICE OF REDEMPTION	26
4.4 DEBENTURES DUE ON REDEMPTION DATES	26
4.5 DEPOSIT OF REDEMPTION MONIES OR TRUST UNITS	27
4.6 RIGHT TO REPAY REDEMPTION PRICE IN TRUST UNITS	27
4.7 FAILURE TO SURRENDER DEBENTURES CALLED FOR REDEMPTION	29

4.8 CANCELLATION OF DEBENTURES REDEEMED	29
4.9 PURCHASE OF DEBENTURES BY THE FUND	29
4.10 RIGHT TO REPAY PRINCIPAL AMOUNT IN TRUST UNITS	30

ARTICLE 5 SUBORDINATION OF DEBENTURES	32

5.1 SUBORDINATION	32
5.2 ORDER OF PAYMENT	32
5.3 SUBROGATION TO RIGHTS OF SENIOR CREDITORS	33
5.4 OBLIGATION TO PAY NOT IMPAIRED	33
5.5 NO PAYMENT IF SENIOR INDEBTEDNESS IN DEFAULT	33
5.6 PAYMENT ON DEBENTURES PERMITTED	34
5.7 CONFIRMATION OF SUBORDINATION	34
5.8 KNOWLEDGE OF DEBENTURE TRUSTEE	34
5.9 DEBENTURE TRUSTEE MAY HOLD SENIOR INDEBTEDNESS	35
5.10 RIGHTS OF SENIOR CREDITORS NOT IMPAIRED	35
5.11 ALTERING THE SENIOR INDEBTEDNESS	35
5.12 ADDITIONAL INDEBTEDNESS	35
5.13 RIGHT OF DEBENTUREHOLDER TO CONVERT NOT IMPAIRED	35
5.14 INVALIDATED PAYMENTS	35
5.15 CONTESTING SECURITY	35
5.16 OBLIGATIONS CREATED BY ARTICLE 5	35
5.17 NO SET-OFF	36

ARTICLE 6 CONVERSION OF DEBENTURES	36

6.1 CONVERSION OF DEBENTURES	36
6.2 NOTICE OF EXPIRY OF CONVERSION PRIVILEGE	36
6.3 REVIVAL OF RIGHT TO CONVERT	36
6.4 MANNER OF EXERCISE OF RIGHT TO CONVERT	37
6.5 ADJUSTMENT OF CONVERSION PRICE	38
6.6 NO REQUIREMENT TO ISSUE FRACTIONAL TRUST UNITS	40
6.7 FUND TO RESERVE TRUST UNITS	40
6.8 CANCELLATION OF CONVERTED DEBENTURES	41
6.9 CERTIFICATE AS TO ADJUSTMENT	41
6.10 NOTICE OF SPECIAL MATTERS	41
6.11 PROTECTION OF DEBENTURE TRUSTEE	41
6.12 LEGEND ON TRUST UNITS	42

ARTICLE 7 COVENANTS OF THE FUND	42

7.1 TO PAY PRINCIPAL AND INTEREST	42
7.2 TO PAY DEBENTURE TRUSTEE’S REMUNERATION	42
7.3 TO GIVE NOTICE OF DEFAULT	42
7.4 PRESERVATION OF EXISTENCE, ETC.	42
7.5 KEEPING OF BOOKS	42
7.6 ANNUAL CERTIFICATE OF COMPLIANCE	43
7.7 NO DISTRIBUTIONS ON TRUST UNITS IF EVENT OF DEFAULT	43
7.8 PERFORMANCE OF COVENANTS BY DEBENTURE TRUSTEE	43
7.9 LISTING	43

ARTICLE 8 DEFAULT	43

8.1 EVENTS OF DEFAULT	43
8.2 NOTICE OF EVENTS OF DEFAULT	44
8.3 WAIVER OF DEFAULT	45
8.4 ENFORCEMENT BY THE DEBENTURE TRUSTEE	45
8.5 NO SUITS BY DEBENTUREHOLDERS	46
8.6 APPLICATION OF MONIES BY DEBENTURE TRUSTEE	46
8.7 NOTICE OF PAYMENT BY DEBENTURE TRUSTEE	47

8.8 DEBENTURE TRUSTEE MAY DEMAND PRODUCTION OF DEBENTURES	47
8.9 REMEDIES CUMULATIVE	47
8.10 JUDGMENT AGAINST THE FUND	48

ARTICLE 9 SATISFACTION AND DISCHARGE	48

9.1 CANCELLATION	48
9.2 NON-PRESENTATION OF DEBENTURES	48
9.3 REPAYMENT OF UNCLAIMED MONIES OR TRUST UNITS	48
9.4 DISCHARGE	48
9.5 SATISFACTION	49
9.6 CONTINUANCE OF RIGHTS, DUTIES AND OBLIGATIONS	50

ARTICLE 10 TRUST UNIT INTEREST PAYMENT ELECTION	51

10.1 TRUST UNIT INTEREST PAYMENT ELECTION	51

ARTICLE 11 SUCCESSORS	53

11.1 RESTRICTIONS ON AMALGAMATION, MERGER AND SALE OF CERTAIN ASSETS, ETC.	53
11.2 VESTING OF POWERS IN SUCCESSOR	54

ARTICLE 12 COMPULSORY ACQUISITION	54

12.1 DEFINITIONS IN THIS ARTICLE:	54
12.2 OFFER FOR DEBENTURES	54
12.3 OFFEROR’S NOTICE TO DISSENTING DEBENTUREHOLDERS	55
12.4 DELIVERY OF DEBENTURE CERTIFICATES	55
12.5 PAYMENT OF CONSIDERATION	55
12.6 CONSIDERATION TO BE HELD IN TRUST	55
12.7 COMPLETION OF TRANSFER OF DEBENTURES TO OFFEROR	55
12.8 COMMUNICATION OF OFFER TO FUND	56
12.9 AGREEMENT WITH THE DEBENTURE TRUSTEE	56

ARTICLE 13 MEETINGS OF DEBENTUREHOLDERS	56

13.1 RIGHT TO CONVENE MEETING	56
13.2 NOTICE OF MEETINGS	57
13.3 CHAIRMAN	58
13.4 QUORUM	58
13.5 POWER TO ADJOURN	58
13.6 SHOW OF HANDS	58
13.7 POLL	58
13.8 VOTING	59
13.9 PROXIES AND REGULATIONS	59
13.10 PERSONS ENTITLED TO ATTEND MEETINGS	60
13.11 POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION	60
13.12 MEANING OF “EXTRAORDINARY RESOLUTION”	61
13.13 POWERS CUMULATIVE	62
13.14 MINUTES	62
13.15 INSTRUMENTS IN WRITING	62
13.16 BINDING EFFECT OF RESOLUTIONS	62
13.17 EVIDENCE OF RIGHTS OF DEBENTUREHOLDERS	62
13.18 CONCERNING SERIAL MEETINGS	63

ARTICLE 14 NOTICES	63

14.1 NOTICE TO FUND	63
14.2 NOTICE TO DEBENTUREHOLDERS	63
14.3 NOTICE TO DEBENTURE TRUSTEE	64
14.4 MAIL SERVICE INTERRUPTION	64

ARTICLE 15 CONCERNING THE DEBENTURE TRUSTEE	64

15.1 APPLICABLE LEGISLATION	64
15.2 DUTIES OF DEBENTURE TRUSTEE	64
15.3 CONDITIONS PRECEDENT TO DEBENTURE TRUSTEE’S OBLIGATIONS TO ACT	65
15.4 EVIDENCE, EXPERTS AND ADVISERS	65
15.5 RELIANCE UPON DECLARATIONS, OPTIONS, ETC.	65
15.6 OFFICER’S CERTIFICATES EVIDENCE	65
15.7 INVESTMENT OF MONEYS HELD BY DEBENTURE TRUSTEE	66
15.8 DEBENTURE TRUSTEE NOT REQUIRED TO GIVE SECURITY	66
15.9 REPLACEMENT OF DEBENTURE TRUSTEE	66
15.10 NO CONFLICT OF INTEREST	67
15.11 DEBENTURE TRUSTEE NOT ORDINARILY BOUND	67
15.12 AUTHORITY TO CARRY ON BUSINESS	67
15.13 PROTECTION OF DEBENTURE TRUSTEE	67
15.14 COMPLIANCE WITH PRIVACY LAWS	68
15.15 COMPENSATION	68
15.16 INDEMNITY	68
15.17 ACCEPTANCE OF TRUST	69
15.18 WITHHOLDING OBLIGATION	69
15.19 FORCE MAJEURE	69
15.20 THIRD PARTY INTEREST	69

ARTICLE 16 SUPPLEMENTAL INDENTURES	70

16.1 SUPPLEMENTAL INDENTURES	70

ARTICLE 17 EXECUTION AND FORMAL DATE	70

17.1 EXECUTION	70
17.2 FORMAL DATE	71

THIS INDENTURE made as of the 5th day of May, 2010.

AMONG:

JUST ENERGY INCOME FUND, an open ended investment trust governed under the laws of the Province of Ontario and having its head office in the City of Toronto, in the Province of Ontario (hereinafter called the “Fund”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company having an office in the City of Toronto, in the Province of Ontario (hereinafter called the “Debenture Trustee”)

WITNESSETH THAT:

WHEREAS the Fund deems it necessary for its purposes to create and issue the Debentures;

AND WHEREAS the Fund, under the laws relating thereto, is duly authorized to create and issue the Debentures;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Fund shall have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Fund in accordance with the laws relating to the Fund;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Fund and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a)	“this Indenture”, “this Note Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof’ and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b)	“Acquisition” means the indirect acquisition by the Fund of all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC (other than those held by Hudson Energy Corp.) and all of the issued and outstanding shares of the capital stock of Hudson Energy Corp.;

(c)	“Acquisition Agreement” means the equity interest purchase agreement dated April 19, 2010 pursuant to which Just Energy (U.S.) Corp., an indirect, wholly-owned subsidiary of the Fund,. has agreed to acquire all of the issued and outstanding membership interests of Hudson Parent Holdings, LLC (other than those held by Hudson Energy Corp.) and all of the issued and outstanding shares of the capital stock of Hudson Energy Corp., as amended, supplemented or otherwise modified from time to time;

(d)	“Acquisition Closing Date” means the date upon which the closing of the Acquisition is completed;

(e)	“Acquisition Closing Time” means the time on the Acquisition Closing Date on which the closing of the Acquisition is completed;

(f)	“Additional Debentures” means Debentures of any one or more series, other than the Initial Debentures, issued under this Indenture;

(g)	“Administrator” means JEC, as administrator of the Fund and includes any successor to JEC as administrator of the Fund;

(h)	“Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario).

(i)	“Applicable Securities Legislation” means applicable securities laws (including all rules, regulations, policies and instruments) in each of the Provinces of Canada;

(j)	“Auditors of the Fund” means an independent firm of chartered accountants duly appointed as auditors of the Fund;

(k)	“Beneficial Holder” means any Person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(l)	“Business Day” means any day other than a Saturday, Sunday or statutory holiday or any other day that the Debenture Trustee in Toronto, Ontario is not generally open for business;

(m)

“Change of Control” means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control of or direction over an aggregate of 66 2/3% or more of the votes attaching to the outstanding Trust Units, other than when such acquisition occurs in connection with a Conversion Transaction and no person or group of persons, acting jointly or in concert, following the completion of such Conversion Transaction, has voting control of or direction over more than 66 2/3% of the votes attaching to the voting securities of the resulting corporate entity;

(n)	“Change of Control Notice” has the meaning ascribed thereto in Section 2.4(j)(i);

(o)	“Continuing Corporation” has the meaning ascribed thereto in Section 11.1;

(p)	“Conversion Price” means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(q)	“Conversion Transaction” means a transaction pursuant to which the Fund converts from an income trust structure to a publicly-traded corporation;

(r)	“Counsel” means a firm of barristers and solicitors retained by the Debenture Trustee or retained by the Fund and acceptable to the Debenture Trustee, acting reasonably;

(s)	“Current Market Price” means, in respect of a Trust Unit, the volume-weighted average trading price per Trust Unit for the 20 consecutive trading days ending on the fifth trading day prior to the date of determination on the Toronto Stock Exchange (or, if the Trust Units are not listed thereon, on such stock exchange on which the Trust Units are listed as may be selected for such purpose by the directors of the Administrator and approved by the Debenture Trustee, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market). The volume-weighted average trading price shall be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Trust Units so sold during such period, subject to any subdivision, redivision, reduction, combination or consolidation, as appropriate;

(t)	“Date of Conversion” has the meaning ascribed thereto in Section 6.4(c);

(u)	“Debentureholders” or “holders” means the Persons for the time being entered in the register for Debentures as registered holders of Debentures;

(v)	“Debentures” means the debentures, notes or other evidence of indebtedness of any series of the Fund issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(w)	“Debenture Liabilities” has the meaning ascribed there to in Section 5.1;

(x)	“Debenture Trustee” means Computershare Trust Company of Canada or its successor or successors for the time being as trustee hereunder;

(y)	“Defeased Debentures” has the meaning ascribed thereto in Section 9.6(b);

(z)	“Depository” means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the Person designated as depository by the Fund pursuant to Section 3.2 until a successor depository shall have become designated as such pursuant to the applicable provisions of this Indenture, and thereafter “Depository” shall mean each Person who is then a depository hereunder, and, if at any time there is more than one such Person, “Depository” as used with respect to any Debentures shall mean each depository with respect to such Global Debentures;

(aa)	“Depository Participant” means a broker, dealer, bank, other financial institution or other Person for whom, from time to time, a Depository effects book entries for a Global Debenture deposited with the Depository;

(bb)	“especially affected series” has the meaning ascribed thereto in Section 13.2(b)(i);

(cc)	“Event of Default” has the meaning ascribed thereto in Section 8.1;

(dd)	“Extraordinary Resolution” has the meaning ascribed thereto in Section 13.12;

(ee)	“Final Maturity Date” has the meaning ascribed thereto in Section 2.4(b);

(ff)	“Freely Tradeable” means, in respect of securities of any entity, securities which: (i) are issued under a prospectus; or (ii) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and can be traded by the holder thereof without any resale restriction or hold period under Applicable Securities Legislation, except in the case of a distribution by a “control person” (as such term is defined in Applicable Securities Legislation) or from the holdings of any Person or combination of Persons holding a sufficient number of securities of that entity to affect materially the control of that entity;

(gg)	“Fully Registered Debentures” means Debentures registered as to both principal and interest;

(hh)	“Fund” means Just Energy Income Fund and includes any successor to or of the Fund which shall have complied with the provisions of Article 11;

(ii)	“generally accepted accounting principles” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(jj)	“Global Debenture” means a Debenture that is issued and registered in the name of a Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository’s book-entry only registration system;

(kk)	“Government Obligations” means short term interest bearing or discount debt obligations issued or guaranteed by the government of Canada or a province of Canada;

(ll)	“Initial Debentures” means the Debentures designated as “6.0% Convertible Extendible Unsecured Subordinated Debentures” and described in Section 2.4;

(mm)	“Initial Maturity Date” means the date on which the Termination Time occurs;

(nn)	“Interest Obligation” means the obligation of the Fund to pay interest on the Debentures, as and when the same becomes due;

(oo)	“Interest Payment Date” means a date specified in a Debenture as the date on which an installment of interest on such Debenture shall become due and payable;

(pp)	“JEC’ means Just Energy Corp., a corporation incorporated under the laws of the Province of Ontario;

(qq)	“Legended Debentures” means Debentures bearing the legend provided for in Section 2.14;

(rr)	“Maturity Account” means an account or accounts required to be established by the Fund (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(ss)	“Maturity Date” has the meaning ascribed thereto in Section 4.10(a);

(tt)	“Maturity Notice” has the meaning ascribed thereto in Section 2.4(g);

(uu)	“Non-Resident” means: (i) a person who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(vv)	“Offer” has the meaning ascribed thereto in Section 2.4(j)(i);

(ww)	“Offering” means the public offering by short form prospectus dated April 28, 2010 of $330,000,000 aggregate principal amount of Initial Debentures;

(xx)	“Offer Price” has the meaning ascribed thereto in Section 2.4(j)(i);

(yy)	“Officer’s Certificate” means a certificate of the Fund signed by any one authorized officer or director of the Administrator, on behalf of the Fund, in his or her capacity as an officer or director of the Administrator, and not in his or her personal capacity;

(zz)	“Periodic Offering” means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Fund upon the issuance of such Debentures from time to time;

(aaa)	“Person” includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(bbb)	“Redemption Date” has the meaning ascribed thereto in Section 4.3;

(ccc)	“Redemption Notice” has the meaning ascribed thereto in Section 4.3;

(ddd)	“Redemption Price” means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Trust Units as provided for in Section 4.6;

(eee)	“Redemption Right Notice” has the meaning ascribed thereto in Section 2.4(j)(ii);

(fff)	“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

(ggg)	“Senior Creditor” means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder;

(hhh)	“Senior Indebtedness” shall mean the principal of and premium, if any, and the interest on and any amount in respect of (including any costs, expenses and indemnities arising out of or relating to) all indebtedness, liabilities and obligations of the Fund, direct or indirect, absolute or contingent, matured or unmatured (whether outstanding as of the date of this Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors (other than indebtedness evidenced by the Debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with each other Debenture, and with all other present and future subordinated and unsecured indebtedness of the Fund except for sinking provisions (if any) applicable to different Debentures or similar types of obligations of the Fund), and also including all indebtedness, liabilities and obligations of the Fund’s Subsidiaries, except to the extent the Fund is a creditor of such Subsidiary ranking at least pari passu with such other creditors; unless, in each case, it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations;

(iii)	“Senior Security” means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(jjj)	“Serial Meeting” has the meaning ascribed thereto in Section 13.2(b)(i);

(kkk)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario);

(lll)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, all as amended from time to time;

(mmm)	“Termination Time” means the earliest to occur of: (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed on or before that time, (ii) the time, if any, upon which the Fund delivers a notice to the underwriters for the Offering and Debenture Trustee that the Acquisition Agreement has been terminated or that the Fund will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition;

(nnn)	“Time of Expiry” means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(ooo)	“Total Offer Price” has the meaning ascribed thereto in Section 2.4(j)(i);

(ppp)	“trading day” means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(qqq)

“Trust Units” means Trust Units in the Fund, as such Trust Units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any Conversion Transaction, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, “Trust Units” shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, Conversion Transaction, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(rrr)	“Trust Unit Bid Request” means a request for bids to purchase Trust Units (to be issued by the Fund on the Trust Unit Delivery Date) made by the Debenture Trustee in accordance with the Trust Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Fund in lieu of fractional Trust Units, if any, equal the Interest Obligation;

(sss)	“Trust Unit Delivery Date” means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Trust Units are issued by the Fund and delivered to the Debenture Trustee for sale pursuant to Trust Unit Purchase Agreements;

(ttt)	“Trust Unit Interest Payment Election” means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Trust Unit Interest Payment Election Notice;

(uuu)	“Trust Unit Interest Payment Election Amount” means the sum of the amount of the aggregate proceeds resulting from the sale of Trust Units on the Trust Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Trust Unit Bid Requests, together with any amount paid by the Fund in respect of fractional Trust Units pursuant to Section 10.1(h), that is equal to the aggregate amount of the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice was delivered;

(vvv)	“Trust Unit Interest Payment Election Notice” means a written notice made by the Fund to the Debenture Trustee specifying:

(i)	the Interest Obligation to which the election relates;

(ii)	the Trust Unit Interest Payment Election Amount;

(iii)	the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Trust Units and the conditions of such bids, which may include the minimum number of Trust Units, minimum price per Trust Unit, timing for closing for bids and such other matters as the Fund may specify; and

(iv)	that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Fund only those bids which comply with such notice;

(www)	“Trust Unit Proceeds Investment” has the meaning attributed thereto in Section 10.1(i);

(xxx)	“Trust Unit Purchase Agreement” means an agreement in customary form among the Fund and the Persons making acceptable bids pursuant to a Trust Unit Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed;

(yyy)	“Trustee” means the trustee of the Fund and reference to action “by the Trustee” means action by the trustee of the Fund;

(zzz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended,

(aaaa)	“Unit Redemption Right” has the meaning attributed thereto in Section 4.6(a);

(bbbb)	“Unit Repayment Right” has the meaning attributed thereto in Section 4.10(a);

(cccc)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(dddd)	“Unitholders” means the holders of Trust Units;

(eeee)	“Written Direction of the Fund” means an instrument in writing signed by the Administrator or the Trustee; and

(ffff)	“90% Redemption Right” has the meaning ascribed thereto in Section 2.4(j)(ii).

1.2	Meaning of “Outstanding”

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted, or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Trust Units, as the case may be, or the payment thereof shall have been set aside under Section 9.2, provided that:

(a)	Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b)	when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c)	for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Fund or a Subsidiary of the Fund shall be disregarded except that:

(i)	for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded;

(ii)	Debentures so owned which have been pledged in good faith other than to the Fund or a Subsidiary of the Fund shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee’s right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his or her discretion free from the control of the Fund or a Subsidiary of the Fund; and

(iii)	Debentures so owned shall not be disregarded if they are the only Debentures outstanding.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4	Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6	Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8	Invalidity, etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule “A”, be drawn up in the English language only. Les parties aux presentes ont exige que la presente convention ainsi que toes les documents qui s ‘y rattachent, notamment, sans limiter la generality de ce qui precede, le certificat de debenture joint a titre d’annexe A aux presentes, soient rediges en langue anglaise.

1.10	Successors and Assigns

All covenants and agreements in this Indenture by the Fund shall bind its successors and assigns, whether expressed or not.

1.11	Benefits of Indenture

Except as otherwise provided in Article 5, nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto, the Debentureholders from time to time and their respective successors hereunder, any paying agent, the Trustee and (to the extent provided herein) the holders of Trust Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12	References to Acts of the Fund

For greater certainty, subject to Section 1.13, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Fund is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the Trustee or a party to whom the Trustee has delegated the authority to perform such act.

1.13	Limitation of Liability

The parties hereto acknowledge that the Administrator is entering into this agreement solely in its capacity as administrator of the Fund and the obligations of the Fund hereunder shall not be personally binding upon any of the Administrator, the directors or officers of the Administrator, the Trustee or any of the Unitholders and that any recourse against the Fund, the Administrator, the directors or officers of the Administrator, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise fraudulent behaviour, shall be limited to, and satisfied only out of, the property of the Fund.

ARTICLE 2

THE DEBENTURES

2.1	Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2	Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the issuance of Debentures of any particular series:

(a)	the designation of the Debentures of the series, which shall distinguish the Debentures of the series from the Debentures of all other series;

(b)	any limit upon the aggregate principal amount of the Debentures that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of; amendment of, or in exchange for, or in lieu of, other Debentures pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c)	the date on which the principal of the Debentures is payable;

(d)	the rate at which the Debentures shall bear interest, if any, the date from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method by which such rate or date shall be determined;

(e)	the place where the principal of and any interest on Debentures shall be payable or where any Debentures may be surrendered for registration of transfer or exchange;

(f)	the rights, if any, of the Fund to redeem Debentures, in whole or in part, at its option and the period within which, the price at which and any terms and conditions upon which, Debentures may be so redeemed, pursuant to any sinking fund or otherwise;

(g)	the obligation, if any, of the Fund to redeem, purchase or repay Debentures pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price at which, the period within which, the date on which, and any terms and conditions upon which, Debentures shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures shall be issuable;

(i)	subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures;

(j)	any other events of default or covenants with respect to the Debentures;

(k)	whether and under what circumstances the Debentures will be convertible into or exchangeable for securities of any Person, including the Fund;

(1)	the form and terms of the Debentures;

(m)	if applicable, that the Debentures shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof;

(n)	if other than Canadian currency, the currency in which the Debentures are issuable; and

(o)	any other terms of the Debentures (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of the Administrator, on behalf of the Fund, as evidenced by an Officer’s Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of the Administrator, on behalf of the Fund, as evidenced by an Officer’s Certificate or in an indenture supplemental hereto.

2.3	Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of the Administrator on behalf of the Fund, or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the officers of the Administrator executing such Debentures, as conclusively evidenced by his or her execution of such Debentures.

2.4	Form and Terms of Initial Debentures

(a)	Initial Debentures. The first series of Debentures (the “Initial Debentures”) authorized for issue immediately is limited to an aggregate principal amount of $330,000,000 and shall be designated as “6.0% Convertible Extendible Unsecured Subordinated Debentures”. An aggregate of $330,000,000 principal amount of Initial Debentures will be issued on the date hereof.

(b)	Maturity. The Initial Debentures shall be dated May 5, 2010 and shall mature on the Initial Maturity Date. If the Acquisition Closing Time takes place prior to the Termination Time, the Maturity Date of the Initial Debentures will be automatically extended to June 30, 2017 (the “Final Maturity Date”).

(c)	Interest. The Initial Debentures bear interest from the date of issue at the rate of 6.0% per annum, payable in equal semi-annual installments in arrears on June 30 and December 31 in each year, the first such payment to fall due, subject as herein provided, on December 31, 2010 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures or the earlier Redemption Date of the Initial Debentures), subject as herein provided, to fall due on June 30, 2017 or the earlier Redemption Date, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment will include interest accrued from the date of issuance to, but excluding, December 31, 2010, which will be equal to $39.4521 for each $1,000 principal amount of the Initial Debentures. Notwithstanding the foregoing, if the Initial Debentures are repaid in full on the Initial Maturity Date, interest will be paid on the Initial Maturity Date for the period from and including May 5, 2010 to but excluding the Initial Maturity Date.

(d)	Redemption. The Initial Debentures will be redeemable at the option of the Fund, directly or through one of its affiliates in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable prior to June 30, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after June 30, 2013, the Initial Debentures may be redeemed at the option of the Fund in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,000 per $1,000 principal amount of Debenture from June 30, 2013 to and before June 30, 2015, provided the Current Market Price of the Trust Units on the date the Redemption Notice is given to holders is not less than 125% of the Conversion Price of the Initial Debentures, and at a price equal to $1,000 per $1,000 principal amount of Debenture on or after June 30, 2015 and before maturity, in each case, plus accrued and unpaid interest, if any.

The Redemption Notice for the Initial Debentures shall be substantially in the form of Schedule “B” hereto. In connection with the redemption of the Initial Debentures, the Fund may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, Freely Tradeable Trust Units. If the Fund elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Initial Debentures on the Redemption Date will be paid to holders of Initial Debentures, in cash, in the manner contemplated in Section 4.5.

(e)	Priority. The Initial Debentures, including the payment of the principal thereof and interest thereon, will be subordinated to the prior payment in full of all Senior Indebtedness in accordance with the provisions of Article 5.

(f)	Conversion. Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at any time after the Initial Maturity Date and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the date specified by the Fund for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(d) and 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of an Initial Debenture of a denomination in excess of any part which is $1,000 an integral multiple thereof, of the principal amount of such Initial Debenture into Freely Tradeable Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(c)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $18.00 such that approximately 55.5556 Freely Tradeable Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions or dividends on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion;

however, holders converting their Initial Debentures will receive interest which has accrued but not been paid from the most recently completed Interest Payment Date to the Date of Conversion. The Conversion Price applicable to, and the Trust Units, securities or other property receivable on, the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

Notwithstanding any other provisions of this Indenture, if an Initial Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the Person entitled to receive Trust Units in respect of the Initial Debenture so surrendered for conversion shall not become the holder of record of such Trust Units until the Business Day following such Interest Payment Date.

(g)	Payment of Principal Amount. On redemption or on maturity of the Initial Debentures (provided that the Maturity Date is extended beyond the Initial Maturity Date), the Fund may, at its option and subject to and in accordance with the terms of Sections 4.6 and 4.10, as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay all or any portion of the aggregate principal amount of the Initial Debentures by issuing and delivering Freely Tradeable Trust Units to such holders of Initial Debentures. If the Fund elects to exercise such option, it shall deliver a maturity notice (the “Maturity Notice”) to the holders of the Initial Debentures in the form of Schedule “C” hereto. Interest accrued and unpaid on the Initial Debentures on the Final Maturity Date will be paid to holders of Initial Debentures in cash, subject to Section 10.1.

(h)	Form of Debentures. The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule “A” hereto, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Administrator (on behalf of the Fund), such determinations to be conclusively evidenced by the execution of such Initial Debenture by the Administrator, on behalf of the Fund. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Fund may prescribe and the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of the Administrator, on behalf of the Fund, or as specified in an Officer’s Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another as the Fund, with the approval of the Debenture Trustee, may determine.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository, which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a Person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(i)	Interest Payment Election. Upon and subject to the terms and conditions of Article 10, if the Maturity Date is extended beyond the Initial Maturity Date, the Fund may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Freely Tradeable Trust Units to the Debenture Trustee.

(j)	Change of Control. Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(j), the Fund shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the occurrence of a Change of Control, the Fund shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial

Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with an offer in writing (the “Offer”) to purchase all of the then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Fund, or a related party of the Fund, of such Debentures (less any taxes required to be deducted or withheld) (collectively, the “Total Offer Price”).

(ii)	If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Fund provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Fund shall have the right (but not the obligation) upon written notice (the “Redemption Right Notice”) provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the “90% Redemption Right”).

(iii)	Upon receipt of a Redemption Right Notice, which notice shall include the information set forth in paragraphs (A) to (C) below, the Debenture Trustee shall promptly provide written notice to all holders of Initial Debentures that did not previously accept the Offer that:

(A)	the Fund has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B)	each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C)	the rights of such holders under the terms of the Initial Debentures and this Indenture shall cease effective as of the date of expiry of the Offer provided the Fund has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder thereof shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s Initial Debentures in accordance with the Indenture.

(iv)	The Fund shall, in connection with the Offer, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the expiry of the Offer, and, in connection with the 90% Redemption Right, concurrently with providing the Debenture Trustee with the Redemption Right Notice, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed, as the case may be, by the Fund on the expiry of the Offer and pursuant to the exercise of the 90% Redemption Right, provided that, in connection with the Offer, the Fund may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or bank draft for such amounts required under this Section 2.4(j)(iv) post-dated to the date of expiry of the Offer. The Fund shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Fund’s purchase or redemption.

(v)	In the event that less than all of the Initial Debentures held by a Debentureholder have been tendered to the Offer and the Fund has not exercised the 90% Redemption Right in respect of such Debentureholder’s remaining Initial Debentures, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Fund shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof a new Initial Debenture for the portion of the principal amount of the Initial Debenture not tendered to the Offer and purchased.

(vi)	Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Fund has elected to redeem in accordance with this Section 2.4(j) shall become due and payable at the Total Offer Price on the date of expiry of the Offer and the date of the Redemption Right Notice, respectively, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(j) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii)	In case the holder of any Initial Debenture to be redeemed shall fail on or before the date of expiry of the Offer to so surrender such holder’s Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a Canadian chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Initial Debentures shall not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder’s Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Fund and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and, subject to applicable law, thereafter the holder of an Initial Debenture in respect of which such money was so repaid to the Fund shall have no rights thereof, except to obtain the payment of the money due from the Fund, subject to any limitation period provided by the laws of Ontario.

(viii)	Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures purchased or redeemed and paid under this Section 2.4(j) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(ix)	The Fund will publicly announce the results of the purchases and redemptions made pursuant to Section 2.4(j) as soon as practicable after the date of expiry of the Offer.

(x)	The Fund will comply with all Applicable Securities Legislation in the event that the Fund is required to make the Offer or elects to redeem Initial Debentures pursuant to Section 2.4(j).

(k)	Deliveries to Debenture Trustee. The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5	Certification and Delivery of Additional Debentures

The Fund may from time to time request the Debenture Trustee to certify and deliver Additional Debentures by delivering to the Debenture Trustee the documents referred to below whereupon the Debenture Trustee shall certify such Debentures and cause the same to be issued in accordance with the Written Directions of the Fund referred to in Section 2.5(b). In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a)	an Officer’s Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b)	a Written Direction of the Fund requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures subject to a Periodic Offering:

(i)	such Written Direction of the Fund shall be delivered by the Fund to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures for certification and delivery;

(ii)	the Debenture Trustee shall certify and deliver Additional Debentures for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such Debentures, pursuant to a Written Direction of the Fund or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Fund; and

(iii)	the Maturity Date, issue date, interest rate and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Fund or pursuant to such procedures.

(c)	an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all legal requirements in connection with the issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d)	an Officer’s Certificate certifying that no default or Event of Default exists and is continuing under this Indenture and that no default or Event of Default will exist upon issuance, certification and delivery of the Additional Debentures, and that the Fund has complied with the requirements of this Indenture in connection with the issuance of the Additional Debentures.

2.6	Issue of Global Debentures

(a)	The Fund may specify that any Debentures are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Fund in the Written Direction of the Fund delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Fund shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i)	represent an aggregate amount equal to the principal amount of such outstanding Debentures to be represented by one or more Global Debentures;

(ii)	be delivered by the Debenture Trustee to such Depository or pursuant to such Depository’s instructions; and

(iii)	bear a legend substantially to the following effect:

“This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.”

(b)	Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7	Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Administrator, on behalf of the Fund, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Fund and the holder thereof shall be entitled to the benefits of this Indenture.

2.8	Certification

No Debenture shall be issued or, if issued, shall be valid for any purpose or entitle the holder to the benefits of this Indenture, until it has been manually certified by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Fund and the holder is entitled to the benefits hereof.

The certification of the Debenture Trustee on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the performance of the Fund of its obligations under this Indenture and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certification of the Debenture Trustee on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by the Debenture Trustee.

2.9	Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Fund may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Fund may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Administrator, on behalf of the Fund, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Fund shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Fund or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10	Mutilation, Loss, Theft or Destruction

In case any of the certificates of Debentures (including interim and temporary Debentures) shall become mutilated or be lost, stolen or destroyed, the Fund, subject to applicable law, shall issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture certificate or in the case of a lost, stolen or destroyed Debenture certificate, in lieu of and in substitution for the same, and the substituted Debenture certificate shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder and all rights under the replaced certificate of Debenture shall terminate. The new or substituted Debenture may have endorsed upon it the fact that it is a replacement of a previous Debenture. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Fund and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture and such other documents as shall be satisfactory to them in their respective discretion and shall also furnish an indemnity and surety bond satisfactory to them in their respective discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11	Concerning Interest

(a)	All Debentures issued hereunder, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days lapsed in the relevant interest period.

(b)	Unless otherwise specifically provided in the terms of any Debentures, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(c) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any Debentures, whenever interest is computed on the basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12	Debentures to Rank Pari Passu

The Debentures will be direct unsecured obligations of the Fund. Each Debenture of the same series of Debentures will rank pari passu with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Fund (other than Senior Indebtedness) except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Fund.

2.13	Payments of Amounts Due on Maturity

Except as may otherwise be provided in this Indenture and in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Fund will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Fund shall have transferred funds by electronic transfer of funds (provided the Debenture Trustee must have received confirmation of receipt of such funds on or before such time) for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (less any taxes required to be deducted or withheld), provided the Fund may elect to satisfy this requirement by providing the Debenture Trustee with a certified cheque or banker’s draft for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Debenture Trustee, or an agent of the Debenture Trustee, on behalf of the Fund, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debentures (less any taxes required to be deducted or withheld) upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Fund and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Fund for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted or withheld as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which such holder is entitled.

2.14	U.S. Legend on the Debentures

(a)	The Debentures and the Trust Units issuable upon conversion thereof have not been and will not be registered under the U.S. Securities Act. All Debentures and the Trust Units issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A or Regulation D under the U.S. Securities Act, as well as all Debentures and the Trust Units issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the “U.S. Legend”):

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR U.S. STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF JUST ENERGY INCOME FUND THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY: (A) TO JUST ENERGY INCOME FUND, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT (“REGULATION S”), (C) IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (D) UNDER AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES; PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (E) ABOVE, A LEGAL OPINION SATISFACTORY TO JUST ENERGY INCOME FUND MUST FIRST BE PROVIDED.

THE FOLLOWING ENTITIES ARE PROHIBITED FROM PURCHASING OR OTHERWISE ACQUIRING OR HOLDING ANY SECURITIES

REPRESENTED HEREBY AT ANY TIME: (A) EMPLOYEE BENEFIT PLANS SUBJECT TO TITLE I OF THE U.S. EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”); (B) PLANS SUBJECT TO SECTION 4975 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); AND (C) ENTITIES WHICH ARE DEEMED TO HOLD PLAN ASSETS BY REASON OF INVESTMENT IN SUCH ENTITY BY ONE OF THE FOREGOING PLANS. EACH PURCHASER OR OTHER ACQUIRER OF SUCH SECURITIES AT ANY TIME (INCLUDING ANY SUBSEQUENT PURCHASER OR OTHER ACQUIRER), BY ITS PURCHASING OR ACQUIRING SUCH SECURITIES, WILL BE DEEMED TO MAKE CERTAIN REPRESENTATIONS AND ENTER INTO CERTAIN INDEMNIFICATION AGREEMENTS DESIGNED TO GIVE EFFECT TO SUCH PROHIBITIONS; PROVIDED, HOWEVER, THAT JUST ENERGY INCOME FUND MAY FROM TIME TO TIME SUSPEND (OR REINSTATE) THE EFFECTIVENESS OF SUCH PROHIBITIONS AND SUCH DEEMED REPRESENTATIONS AND INDEMNIFICATION AGREEMENTS.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX. IF JUST ENERGY INCOME FUND IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF STOCK EXCHANGES IN CANADA, MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA, AS REGISTRAR AND TRANSFER AGENT FOR THESE SECURITIES, OR SUCH OTHER ORGANIZATION OR ENTITY PERFORMING SUCH FUNCTION FOR JUST ENERGY INCOME FUND (THE “TRANSFER AGENT”) UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE TRANSFER AGENT AND JUST ENERGY INCOME FUND, AND, IF SO REQUIRED BY THE TRANSFER AGENT, AN OPINION OF COUNSEL TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S.”;

provided that, if the Debentures are being sold outside of the United States in accordance with Rule 904 of Regulation S at a time when the Fund is a “foreign issuer” as defined in Rule 902 of Regulation S, the U.S. Legend may be removed by providing a duly completed and signed declaration to Computershare Trust Company of Canada, the Debenture Trustee as set forth in Schedule “E” hereto (or as the Fund may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144A, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Fund, that the U.S. Legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Fund that such Counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of Counsel without further inquiry.

(b)	Prior to the issuance of the Debentures, the Fund shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will ensure such Debentures bear the U.S. Legend and thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15	Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(c), Article 10 or specified in a resolution of the directors of the Administrator, on behalf of the Fund, an Officer’s Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a)	As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Fund be paid upon surrender of such Debenture) the Fund, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any taxes required to be deducted or withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the third Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three Business Days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax deducted or withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Fund or the Debenture Trustee will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Fund is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Fund may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b)	Notwithstanding Section 2.15(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic funds transfer or cheque made payable to the Depository or its nominee for subsequent payment (less any taxes required to be deducted or withheld) to Beneficial Holders of interests in that Global Debenture, unless the Fund and the Depository otherwise agree. None of the Fund, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

2.16	Limitation on Non-Resident Ownership

At no time may one or more “non-residents” of Canada (as defined in the Tax Act) be the beneficial owners of a majority of the Trust Units, whether by way of conversion of Debentures to Trust Units, repayment of Debentures by issuance of Trust Units, or otherwise, and the Administrator and the Fund have informed the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction The Debenture Trustee may, upon receipt of written direction of the Fund, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Fund becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding, on either a basic or fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a Person unless the Person provides a declaration that the Person is not a non-resident. If, notwithstanding the foregoing, the Fund determines that more than 49% of the Trust Units, on either a basic or fully diluted basis, are held by non-residents, the Fund shall send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such manner as the Fund may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Debentureholders or Unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Fund with satisfactory evidence that they are not Non-Residents and do not hold their Debentures for the benefit of Non-Residents within such period, the Fund may on behalf of such Debentureholder or Unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units.

2.17	Withholding Tax

The Fund will be entitled to deduct and withhold any applicable taxes or similar charges (including interest, penalties or similar amounts in respect thereof) imposed or levied by or on behalf of the Canadian government or of any Province or territory thereof or any authority or agency therein or thereof having power to tax, including pursuant to the Tax Act, from any payment to be made on or in connection with the Debentures and, provided that the Fund forthwith remits such withheld amount to such government, authority or agency and files all required forms in respect thereof and, at the same time, provides copies of such remittance and filing to the Debenture Trustee and the relevant Debentureholder, the amount of any such deduction or withholding will be considered an amount paid in satisfaction of the Fund’s obligations under the Debentures and there is no obligation on the Fund to gross-up amounts paid to a holder in respect of such deductions or withholdings. The Fund shall provide the Debenture Trustee and the relevant Debentureholder with copies of receipts or other communications relating to the remittance of such withheld amount or the filing of such forms received from such government, authority or agency promptly after receipt thereof.

The Debenture Trustee shall have no obligation to verify any payments under the Tax Act or any provision of provincial, state, local or foreign tax law. The Debenture Trustee shall at all times be indemnified and held harmless by the Fund from and against any personal liabilities of the Debenture Trustee incurred in connection with the failure of the Fund or its agents, to report, remit or withhold taxes as required by the Tax Act or otherwise failing to comply with the Tax Act. This indemnification shall survive the resignation or removal of the Debenture Trustee and the termination of this Indenture solely to the extent that such liabilities have been incurred in connection with taxation years occurring during the term of this Indenture.

ARTICLE 3

REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1	Fully Registered Debentures

(a)	With respect to each series of Debentures issuable as Fully Registered Debentures, the Fund shall cause to be kept by and at the principal office of the Debenture Trustee in Toronto, Ontario and by the Debenture Trustee or such other registrar as the Fund, with the approval of the Debenture Trustee, may appoint at such other place if any, as may be specified in the Debentures or as the Fund may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of any transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b)	No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder’s executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee.

3.2 Global Debentures

(a)	With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Fund shall cause to be kept by and at the principal office of the Debenture Trustee in Toronto, Ontario and by the Debenture Trustee or such other registrar as the Fund, with the approval of the Debenture Trustee, may appoint at such other place, if any, as the Fund may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) and particulars of the Global Debenture held by it, and of any transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b)	Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and, accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures, except in the following circumstances, or as otherwise specified in a resolution of the directors of the Administrator, on behalf of the Fund, an Officer’s Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(i)	by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii)	at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Fund has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Fund has not appointed a successor Depository for such Global Debentures;

(iii)	at any time after the Fund has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv)	at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of such Debentures advise the Depository in writing, through the Depositary Participants, that the continuation of the book-entry only registration system for such Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v)	if required by applicable law; or

(vi)	if the book-entry only registration system ceases to exist.

(c)	With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i)	the Fund and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such Debentures and the authorized representative of the Beneficial Holders;

(ii)	the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii)	the Depository will make book-entry transfers among the Depository Participants; and

(iv)	whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants, and has delivered such instructions to the Debenture Trustee.

(d)	Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with the Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to any Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

No transfer of any Debenture will be valid unless duly entered on the appropriate register of transfers upon the surrender to the Debenture Trustee of the Debenture certificate, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Debenture Trustee executed by, the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee, and, upon compliance with such requirements and other reasonable requirements as the Debenture Trustee may prescribe, such transfer will be duly noted on the appropriate register of transfers by the Debenture Trustee.

For certainty, the transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee and upon compliance with all other conditions required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all rights of set-off or counterclaim between the Fund and the transferor or any previous holder of such Debenture, save in respect of those which the Fund is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Fund nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the Person registered as the holder thereof, whether named as trustee or otherwise, as though that Person were the beneficial owner thereof.

3.5 Registers Open for Inspection

A print-out of the registers referred to in Sections 3.1 and 3.2 shall, at all reasonable times during the regular business hours of the Debenture Trustee, be available for inspection by the Fund, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall, from time to time when requested so to do by the Fund, in writing, furnish the Fund with a list of names and addresses of holders of registered Debentures entered on the register and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the registrar, including the Debenture Trustee, shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a)	Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b)	In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures may be exchanged only at the principal office of the Debenture Trustee in Toronto or at such other place, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Fund with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Fund shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c)	Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a)	Neither the Fund nor the Debenture Trustee shall be required to:

(i)	make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the five preceding Business Days;

(ii)	make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the five preceding Business Days; or

(iii)	make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b)	Subject to any restriction herein provided, the Fund with the approval of the Debenture Trustee may at any time close any register for any Debentures, other than those kept at the principal offices of the Debenture Trustee in Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Debenture Trustee and the Fund from time to time) and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a)	for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b)	for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c)	for any exchange of a Global Debenture as contemplated in Section 3.2;

(d)	for any exchange of any Debenture resulting from a partial redemption under Section 4.2;

(e)	for any exchange of any Debenture resulting from a partial conversion under Section 6.4(e); or

(f)	for any exchange of any Debenture resulting from a partial purchase under Section 2.4(j).

Charges for services as listed in this Section 3.8 shall be borne by the Fund.

3.9 Ownership of Debentures

(a)	Unless otherwise required by law, the Person in whose name any Debenture is registered shall, for all the purposes of this Indenture, be and be deemed to be the owner thereof and payment of the principal and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b)	Neither the Fund nor the Debenture Trustee shall have any liability for:

(i)	any aspect of the records relating to the beneficial ownership of the Debentures held by a Depository or of the payments relating thereto; or

(ii)	maintaining, supervising or reviewing any records relating to the Debentures held by a Depository.

(c)	The registered holder of any Debenture shall be entitled to the principal, premium, if any, and interest payable in respect thereof, free from all equities or rights of set-off or counterclaim between the Fund and such holder and all Persons may act accordingly and the receipt of any such registered holder of any such principal, premium or interest shall be a good discharge to the Fund and/or the Debenture Trustee for the same and neither the Fund nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(d)	Where Debentures are registered in more than one name, the principal, premium, if any, and interest payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary and the receipt of any one of such holders therefor shall be a valid discharge and release of any liability to the Debenture Trustee and to the Fund.

(e)	In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge and release of any liability to the Debenture Trustee and to the Fund.

ARTICLE 4

REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Redemption of Debentures

Subject to regulatory approval, the Fund shall have the right at its option to redeem, either in whole or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Trust Units as provided in Section 4.6 or any combination thereof, any Debentures which by their terms are made so redeemable at such rate of premium, if any, and on such date and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Fund requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and another portion of such Debentures are being redeemed by the payment of Freely Tradeable Trust Units, the Debentures to be redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $ 1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange. Unless otherwise specifically provided in the terms of any Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may in consultation with the Fund make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption in part or for redemption in cash and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof any Debentures may become subject to redemption in part only or for cash only. In the event that any Debentures become subject to redemption in part only, upon surrender of any such Debentures for payment, the Fund shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof new Debentures for the unredeemed part of the principal amount of the Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms “Debenture” or “Debentures” as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which, in accordance with the foregoing provisions, has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the “Redemption Notice”) of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor, subject to Section 4.6(b), less than 30 days prior to the date fixed for redemption (the “Redemption Date”) in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to accrue and be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or such other particulars as may be sufficient to identify the Debentures so selected;

(c)	in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Fund; and

(d)	in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Upon delivery of the Redemption Notice, all Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued and unpaid interest to but excluding the Redemption Date (less any taxes required to be deducted or withheld), on the Redemption Date specified in such Redemption Notice in the same manner and with the same effect as if it were the Maturity Date, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Trust Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any Redemption Notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies or Trust Units

Redemption of Debentures shall be provided for by the Fund depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date, such sums of money, or certificates representing such Freely Tradeable Trust Units, or both as the case may be, as may be sufficient to pay the Redemption Price, plus accrued and unpaid interest thereon to but excluding the Redemption Date (less any taxes required to be deducted or withheld), provided the Fund may elect to satisfy this requirement by providing the Debenture Trustee with a wire transfer for such amounts required under this Section 4.5 through electronic transfer of funds on the Business Day immediately prior to the Redemption Date. The Fund shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption (less any taxes required to be deducted or withheld).

4.6 Right to Repay Redemption Price in Trust Units

(a)	Subject to the other provisions of this Section 4.6, the Fund may, at its option, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units on the Redemption Date (the “Unit Redemption Right”).

(b)	The Fund shall exercise the Unit Redemption Right by so specifying in the Redemption Notice which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days, prior to a Redemption Date and shall specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right in such notice.

(c)	The Fund’s right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i)	the Trust Units to be issued on exercise of the Unit Redemption Right being Freely Tradeable;

(ii)	the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii)	the Fund being a reporting issuer in good standing under Applicable Securities Legislation in a jurisdiction of Canada;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Debenture Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Redemption Date; and

(vi)

the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on the list of reporting issuers maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those jurisdictions that do not provide for an independent status of reporting issuer.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Fund shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d)	In the event that the Fund duly exercises its Unit Redemption Right, the Fund shall on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, certificates representing the Freely Tradeable Trust Units to which such holders are entitled.

(e)	No fractional Trust Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Fund shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Redemption Date (less any tax required to be deducted, if any).

(f)	A holder of Debentures shall be treated as the Unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Fund of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all distributions (including Trust Unit distributions) thereon and arising thereafter to which an Unitholder of record of such Freely Tradeable Trust Units would be entitled, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)	The Fund shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Fund’s Unit Redemption Right, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Freely Tradeable Trust Units as shall be issuable in such event. All Trust Units that shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)	The Fund shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit Redemption Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i)	The Fund shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Redemption Right.

(j)	If the Fund exercises the Unit Redemption Right and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, due to the holder as a result of the redemption is insufficient to satisfy such withholding taxes, Section 15.18 shall apply.

(k)

Each certificate representing Freely Tradable Trust Units issued in payment of the Redemption Price of Debentures may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any applicable laws or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or any securities regulatory authority or to conform to general usage, all as may be determined by the Fund, as conclusively evidenced by the issue of such certificates.

(l)	Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date to surrender such holder’s Debenture, or shall not within such time accept payment of the Redemption Price (in cash or Trust Units), or give such receipt therefor, if any, as the Debenture Trustee may require, such Redemption Price may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a Canadian chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the Redemption Price and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the cash and/or Trust Units so deposited, upon surrender and delivery of such holder’s Debenture, of the Redemption Price, plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any cash and/or Trust Units deposited with the Debenture Trustee shall remain so deposited for a period of six years from the Redemption Date, then, subject to applicable escheat laws, the cash and/or Trust Units, together with any accumulated interest thereon or any distribution paid thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Fund, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such cash and/or Trust Units was so repaid to the Fund shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Fund, subject to any limitation period provided by the laws of the Province of Ontario.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Fund

Unless otherwise specifically provided with respect to a particular series of Debentures, the Fund may at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by private contract, at any price; provided that if an Event of Default has occurred and is continuing, the Fund will not have the right to purchase the Debentures by private contract. All Debentures so purchased may, at the option of the Fund, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Fund is prepared to accept, the Debentures to be purchased by the Fund shall be selected by the Debenture Trustee on a pro rata basis or in such other manner (which may include selection by lot, random selection by computer or any other method) consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debentures or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Trust Units

(a)	Subject to the other provisions of this Section 4.10, the Fund may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the date of maturity of such Debentures (the “Maturity Date”) that number of Freely Tradeable Trust Units obtained by dividing the $1,000 principal amount of the Debentures by 95% of the then Current Market Price of the Trust Units on the Maturity Date (the “Unit Repayment Right”); provided that in the case of the Initial Debentures the Fund may only exercise the Unit Repayment Right if the Maturity Date is extended beyond the Initial Maturity Date.

(b)	The Fund shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c)	The Fund’s right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i)	the issuance of the Trust Units on exercise of the Unit Repayment Right shall be made in accordance with Applicable Securities Legislation and such Trust Units shall be issued as Freely Tradeable Trust Units;

(ii)	the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii)	the Fund being a reporting issuer in good standing under Applicable Securities Legislation in a jurisdiction of Canada;

(iv)	no Event of Default shall have occurred and be continuing;

(v)	the receipt by the Debenture Trustee of an Officer’s Certificate stating that condition (iv) above has been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Maturity Date; and

(vi)	the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on the list of reporting issuers maintained by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces that do not provide for an independent status of reporting issuer.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Fund shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d)

In the event that the Fund duly exercises its Unit Repayment Right, the Fund shall, on or before 11:00 a.m. (Toronto time) on the Business Day immediately prior to the Maturity Date, make the delivery to the Debenture Trustee for delivery to and on account of the holders, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, certificates representing the Freely Tradeable Trust Units to which such holders are entitled. The Fund shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Fund for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10 and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e)	No fractional Trust Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Fund shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Maturity Date (less any taxes required to be deducted or withheld).

(f)	A holder shall be treated as the Unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Fund of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all distributions (including Trust Unit distributions) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g)	The Fund shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Fund’s Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Trust Units as shall be issuable in such event. All Freely Tradeable Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h)	The Fund shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i)	The Fund shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of; all taxes and charges which may be imposed by the laws of Canada or any applicable province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j)	If the Fund exercises the Unit Repayment Right and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, Section 15.18 shall apply.

(k)	Each certificate representing Freely Tradeable Trust Units issued in payment of the principal amount of Debentures, as well as all certificates issued in exchange for or in substitution of the foregoing securities, may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any applicable laws or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or any securities regulatory authority or to conform to general usage, all as may be determined by the Fund, as conclusively evidenced by the issue of such certificates.

(l)	Interest accrued and unpaid on the Debentures on the Maturity Date will be paid, less any taxes required to be deducted or withheld, if any, to holders of Debentures in cash.

ARTICLE 5

SUBORDINATION OF DEBENTURES

5.1 Subordination

The indebtedness, liabilities and obligations of the Fund hereunder or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Trust Units or other securities upon:

(a)	any conversion pursuant to Article 6;

(b)	any redemption pursuant to Article 4; or

(c)	at maturity pursuant to Article 4,

(collectively the “Debenture Liabilities”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement, reorganization or realization or other similar proceedings relating to the Fund or any of its property or assets (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Fund or any sale of all or substantially all of the assets of the Fund:

(a)	all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b)	any payment or distribution of assets of the Fund, whether in cash, property or securities, to which the holders of the Debentures would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the Senior Creditors; and

(c)	the Senior Creditors or a receiver or a receiver-manager of the Fund or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Fund assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i)	the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(ii)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(iii)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(iv)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Debentureholders or other trustee or any of them to any money or property of the Fund;

(v)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(vi)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(vii)	the date of giving or failing to give notice to or making demand upon the Fund; or

(viii)	any other matter whatsoever.

5.3 Subrogation to Rights of Senior Creditors

Subject to the prior payment in full of all Senior Indebtedness, the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Fund to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Debentureholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Fund, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Fund to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are intended solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Fund or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Fund, its creditors other than the Senior Creditors, and the Debentureholders, the obligation of the Fund, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Fund other than the Senior Creditors, nor shall anything herein or therein prevent the Debenture Trustee or the Debentureholders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the Senior Creditors.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then, except as provided in Section 5.6, all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities or otherwise in respect of the Debentures.

In case of a default that is continuing with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Fund with respect to the Debenture Liabilities and neither the Debenture Trustee nor the Debentureholders shall be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures, or (b) after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors; provided, however, that the foregoing shall in no way prohibit, restrict or prevent the Debenture Trustee from filing proofs of claim in any bankruptcy, reorganization or insolvency proceedings by or against the Fund or its Subsidiaries.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Fund to make, or prevent the Fund from making, at any time, except as prohibited by Section 5.2 or 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee as his attorney-in-fact for any and all such purposes. This power of attorney, coupled with an interest and rights, shall be irrevocable. Upon request of the Fund, and upon being furnished an Officer’s Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a written agreement or agreements with the Fund and the Persons named in such Officer’s Certificate providing that such Persons are entitled to all the rights and benefits of this Article 5 as Senior Creditors and for such other matters, such as an agreement not to amend the provisions of this Article 5 and the definitions used herein without the consent of such Senior Creditors, as the Senior Creditors may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of any default in the payment thereof or any other event of default, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Fund, any Debentureholder or any Senior Creditor.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Senior Creditors Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Fund or by any non-compliance by the Fund with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Fund, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Fund from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

5.14 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

5.16 Obligations Created by Article 5

The Fund and the Debenture Trustee agree, and each holder by its acceptance of a Debenture likewise agrees, that:

(a)	the provisions of this Article 5 are an inducement and consideration to each Senior Creditor to give or continue credit to the Fund, its Subsidiaries or others or to acquire Senior Indebtedness;

(b)	each Senior Creditor may accept the benefit of this Article 5 on the terms and conditions set forth in this Article 5 by giving or continuing credit to the Fund, its Subsidiaries or others or by acquiring Senior Indebtedness, in each case without notice to the Debenture Trustee and without establishing actual reliance on this Article 5; and

(c)	each obligation created by this Article 5 is created for the benefit of the Senior Creditors and is hereby declared to be created in their favour by the Fund, the Debenture Trustee and each holder of a Debenture and shall be binding on the Fund, the Debenture Trustee and each holder of a Debenture whether or not the confirmation described in Section 5.7 is requested, executed or delivered.

5.17 No Set-Off

Each of the Fund and the Debenture Trustee agrees, and each holder of a Debenture, by his acceptance thereof, likewise agrees, that it shall have no rights of set-off or counterclaim with respect to the principal of, premium, if any, and interest on the Debentures at any time when any payment of, or in respect of, such amounts to the Debenture Trustee or the holder of a Debenture is prohibited by this Article 5 or is otherwise required to be paid to the Senior Creditors.

ARTICLE 6

CONVERSION OF DEBENTURES

6.1 Conversion of Debentures

Any Debentures issued hereunder which by their terms are convertible will be convertible into Trust Units or other securities, at such conversion rate, and on such date and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer’s Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Trust Units into which the aggregate principal amount of the Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Trust Units shall be adjusted for in the manner provided in Section 6.6.

No Debentures may be converted at any time on or following the record date for determining Unitholders entitled to receive securities or other property in respect of a Conversion Transaction if the issuance of Trust Units upon such conversion would prohibit the Fund from being wound up on a tax deferred basis as a result of there being Trust Units held by Persons other than the Continuing Corporation or if the issuance of Trust Units would otherwise adversely affect the tax consequences associated with the Conversion Transaction.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Fund, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Fund is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Fund to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debenture shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Fund’s offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a)	The holder of a Debenture desiring to convert such Debenture in whole or in part into Trust Units shall surrender such Debenture to the Debenture Trustee at its principal office in Toronto together with the conversion notice in the form attached hereto as Schedule “D” or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his or her executors or administrators or other legal representatives or his, her or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his or her right to convert such Debenture in accordance with the provisions of this Article; provided that with respect to a Global Debenture, the obligation to surrender a Debenture to the Debenture Trustee shall be satisfied if the Debenture Trustee makes notation in the Global Debenture of the principal amount so converted and the Debenture Trustee is provided with all other documentation which it may request.

(b)	Thereupon, such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his or her nominee(s) or assignee(s) shall be entitled to be entered in the books of the Fund as at the Date of Conversion (or such later date as is specified in Section 6.4(c)) as the holder of the number of Trust Units into which such Debenture is convertible (less any taxes required to be deducted or withheld), if any in accordance with the provisions of this Article and, as soon as practicable thereafter, the Fund shall deliver to such Debentureholder or, subject as aforesaid, his or her nominee(s) or assignee(s), a certificate for such Trust Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(f) hereof or in respect of fractional Trust Units as provided in Section 6.6.

(c)	For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the “Date of Conversion”) on which it is so surrendered when the register of the Debenture Trustee is open and in accordance with the provisions of this Article or, in the case of a Global Debenture, on the date on which the Debenture Trustee received notice of and all necessary documentation in respect of the exercise of the conversion rights and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Trust Units is closed, the Person entitled to receive Trust Units shall become the holder of record of such Trust Units as at the date on which such register is next reopened.

(d)	Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(e)	Upon a holder of any Debenture exercising his or her right of conversion in respect of only a part of a Debenture and surrendering such Debenture to the Debenture Trustee in accordance with Section 6.4(a), the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so converted.

(f)	The holder of a Debenture surrendered for conversion shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of any Debentures) to receive accrued and unpaid interest from the most recently completed Interest Payment Date to but excluding the Date of Conversion (less applicable withholding taxes, if any) and the Trust Units issued upon such conversion shall rank only in respect of distributions declared in favour of Unitholders of record on the Business Day immediately after the Date of Conversion or such later date as such holder shall become the holder of record of such Trust Units pursuant to Section 6.4(c), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Trust Units.

(g)	In the event of a conversion of Debentures where the holder is subject to withholding taxes, Section 15.18 shall apply.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a)	If and whenever at any time prior to the Time of Expiry the Fund shall (i) subdivide or redivide the outstanding Trust Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units, or (iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a distribution (other than the issue of Trust Units to holders of Trust Units as distributions paid in the ordinary course or who have elected to receive distributions in the form of Trust Units in lieu of cash distributions paid in the ordinary course on the Trust Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Trust Units by way of a distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Trust Units resulting from such subdivision, redivision or distribution, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Trust Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Trust Units by way of a distribution shall be deemed to have been made on the record date for the distribution for the purpose of calculating the number of outstanding Trust Units under subsections (b) and (c) of this Section 6.5.

(b)	If and whenever at any time prior to the Time of Expiry the Fund shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Trust Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Trust Units (or securities convertible into Trust Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date plus a number of Trust Units equal to the quotient obtained by dividing the aggregate price of the total number of additional Trust Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Trust Unit, and of which the denominator shall be the total number of Trust Units outstanding on such record date plus the total number of additional Trust Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based on the number of Trust Units (or securities convertible into Trust Units) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c)

If and whenever at any time prior to the Time of Expiry the Fund shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive distributions in the form of such Trust Units in lieu of distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof as at a specified date to subscribe for or purchase Trust Units or securities convertible into Trust Units for a period of not more than 45 days after such date), (iii) evidences of its indebtedness, or (iv) assets (excluding distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date multiplied by the Current Market Price per Trust Unit on such record date, less the fair market value (as determined by the directors of the Administrator, on behalf of the Fund, with the approval of the Debenture Trustee, acting on the advice of counsel, which determination shall be conclusive) of such units, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Trust Units outstanding on such record date multiplied by such Current Market Price per Trust Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only such units, rights, options, warrants, evidences of indebtedness or assets were actually distributed, as the case may be. In clause (iv) of this subsection (c) the term “distributions paid in the ordinary course” shall include the value of any securities or other property or assets distributed in lieu of cash distributions paid in the ordinary course at the option of Unitholders.

(d)	If and whenever at any time prior to the Time of Expiry, there is a Conversion Transaction, a reclassification of the Trust Units or a capital reorganization of the Fund other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Fund with any other Person; or a sale or conveyance of the assets of the Fund as an entirety or substantially as an entirety to any other Person or a liquidation, dissolution or winding-up of the Fund, including pursuant to a Conversion Transaction, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such Conversion Transaction, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up or similar transaction, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Trust Units then sought to be acquired by it, the number of securities or assets of the Fund or of the Person resulting from such Conversion Transaction, reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger or similar transaction, or to which such sale or conveyance may be made or which holders of Trust Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such Conversion Transaction, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up or similar transaction, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Trust Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of the Administrator, on behalf of the Fund, to give effect to or to evidence the provisions of this Section 6.5(d), the Fund, its successor, or such purchasing Person, as the case may be, shall, prior to or contemporaneously with any such Conversion Transaction, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up or similar transaction, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any securities or other property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Fund and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Fund, any successor to the Fund or such purchasing Person and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5 and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or to a liquidation, dissolution or winding-up or similar transaction, including in connection with a Conversion Transaction.

(e)	In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Fund may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Trust Units issuable upon such conversion by reason of the adjustment required by such event prior to giving effect to such adjustment; provided, however, that the Fund shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Trust Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Trust Units declared in favour of holders of record of Trust Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Trust Units pursuant to Section 6.4(c).

(f)	The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(c) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	For the purpose of calculating the number of Trust Units outstanding, Trust Units owned by or for the benefit of the Fund shall not be counted.

(h)	In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of nationally recognized chartered accountants appointed by the Fund and acceptable to the Debenture Trustee, acting on the advice of counsel, (who may be the Auditors of the Fund); such accountants shall have access to all necessary records of the Fund and such determination shall be binding upon the Fund, the Debenture Trustee, and the Debentureholders.

(i)	In case the Fund shall take any action affecting the Trust Units other than action described in this Section which in the opinion of the directors of the Administrator, on behalf of the Fund, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of the Administrator, on behalf of the Fund, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are, then listed, as the directors of the Administrator, on behalf of the Fund, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors of the Administrator to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j)	Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms, mutatis mutandis, as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k)	Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Trust Units at less than the Current Market Price for such Trust Units on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Trust Units

The Fund shall not be required to issue fractional Trust Units upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Trust Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Trust Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Fund shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price on the Date of Conversion less any applicable withholding taxes, if any.

6.7 Fund to Reserve Trust Units

The Fund covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Trust Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Trust Units as shall then be issuable upon the conversion of all outstanding Debentures. The Fund covenants with the Debenture Trustee that all Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be delivered in accordance with Section 6.4(a) to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Fund shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer’s Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of nationally recognized chartered accountants appointed by the Fund and acceptable to the Debenture Trustee (who may be the Auditors of the Fund) and shall be conclusive and binding on all parties in interest. When so approved, the Fund shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Trust Units, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Fund has given notice otherwise than under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Fund covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than a subdivision, redivision, reduction, combination or consolidation of its Trust Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Fund shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Sections 15.1 and 15.2, the Debenture Trustee:

(a)	shall be entitled to act and rely on any adjustment calculation of the Fund or the Fund’s accountants;

(b)	shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c)	shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(d)	shall not be responsible for any failure of the Fund to make any cash payment or to issue, transfer or deliver Trust Units or any other securities or property upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12 Legend on Trust Units

Each certificate representing Trust Units issued upon conversion of Debentures pursuant to this Article 6 may have imprinted or otherwise reproduced thereon such legend or endorsement, not inconsistent with the provisions of this Indenture, as may be required to comply with any applicable law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the Fund, as conclusively evidenced by the issue of such certificates.

ARTICLE 7

COVENANTS OF THE FUND

The Fund hereby covenants and agrees with the Debenture Trustee for the benefit of the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal and Interest

The Fund will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2 To Pay Debenture Trustee’s Remuneration

The Fund will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created (including the fees and disbursements of its counsel and other advisors not regularly in its employ) both before any default hereunder and thereafter until such duties of the Debenture Trustee have been finally and fully performed. Any amounts due under this section and unpaid thirty days after written request for such payment by the Debenture Trustee shall bear interest from the expiration of such thirty days at a rate per annum equal to the rate then charged by the Debenture Trustee for similar accounts, payable on demand. Such monies, including the Debenture Trustee’s remuneration, and the interest thereon, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest thereon. The said amounts and the interest thereon shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.3 To Give Notice of Default

The Fund shall promptly notify the Debenture Trustee in writing immediately upon obtaining knowledge of any Event of Default hereunder.

7.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Fund will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries’ respective existences and rights, except that the Fund may, subject to Article 11, undertake an internal reorganization of it and/or its Subsidiaries or undertake a Conversion Transaction.

7.5 Keeping of Books

The Fund will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Fund in accordance with generally accepted accounting principles.

7.6 Annual Certificate of Compliance

The Fund shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer’s Certificate as to the knowledge of the authorized officer or director of the Administrator who executes such certificate on behalf of the Fund, of the Fund’s compliance with all conditions and covenants of this Indenture certifying that after reasonable investigation and inquiry, the Fund has complied with all covenants, conditions and other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, of if such is not the case, setting forth with reasonable particulars any steps taken or proposed to be taken to remedy such Event of Default. The Officer’s Certificate shall also confirm the identity of the directors of the Administrator as of such date.

7.7 No Distributions on Trust Units if Event of Default

The Fund shall not declare or make any distribution to the holders of its issued and outstanding Trust Units after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.8 Performance of Covenants by Debenture Trustee

If the Fund shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Fund or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee in such performance shall be repayable as provided in Section 7.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Fund of any default hereunder or its continuing obligations hereunder.

7.9 Listing

The Trust Units and the Debentures will, effective as of the date hereof, be listed and posted for trading on the Toronto Stock Exchange, and the Fund shall use commercially reasonable efforts to maintain such listing and posting for trading of the Trust Units and the Debentures on the Toronto Stock Exchange, and to maintain the Fund’s status as a “reporting issuer” not in default of Applicable Securities Legislation so long as any Debentures remain outstanding.

ARTICLE 8

DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an “Event of Default”:

(a)	failure for 10 days to pay interest on the Debentures when due;

(b)	failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c)	default in the observance or performance of any material covenant or condition of this Indenture by the Fund which remains unremedied for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund specifying such default and requiring the Fund to remedy such default;

(d)	if a decree or order of a court having jurisdiction is entered adjudging the Fund a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Fund, or appointing a receiver of, or of any substantial part of, the property of the Fund or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 30 days;

(e)	if the Fund institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Fund or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f)	if a resolution is passed for the winding-up or liquidation of the Fund except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g)	if, after the date of this Indenture, any proceedings with respect to the Fund are taken with respect to a compromise or arrangement, with respect to creditors of the Fund generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Fund declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Fund shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Fund, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Fund on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the monies mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Fund’s obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series only.

For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series only after references to the Debentureholders shall refer to the Debentureholders of the particular series only, as applicable.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if in the Debenture Trustee’s opinion, based on the advice of Counsel, the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Fund in writing.

When notice of the occurrence of an Event of Default has been given to Debentureholders and the Event of Default is thereafter cured, notice that the Event of Default is no longer continuing shall be given by the Debenture Trustee to the Debentureholders within 15 days after the Debenture Trustee becomes aware the Event of Default has been cured.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a)	the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration upon such terms and conditions as shall be prescribed in such requisition; provided that, notwithstanding the foregoing, if the Event of Default has occurred by reason of the non-observance or non-performance by the Fund of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b)	the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee’s opinion, based on the advice of Counsel, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Fund shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on any of the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the fund or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Fund or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Fund wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6 Application of Monies by Debenture Trustee

(a)	Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Fund pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Fund, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

(i)	first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to (and in the case of applicable withholding taxes, if any, on behalf of) the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Fund or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Fund or any Subsidiary (other than any Debenture pledged for value and in good faith to a Person other than the Fund or any Subsidiary but only to the extent of such Person’s interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b)	The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.7 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest (if any) due to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Fund as the Debenture Trustee shall deem sufficient.

8.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by equity.

8.10 Judgment Against the Fund

The Fund covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

ARTICLE 9

SATISFACTION AND DISCHARGE

9.1 Cancellation

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it. If required by the Fund, the Debenture Trustee shall furnish to it a cancellation certificate setting out the designating numbers of the Debentures so cancelled.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a)	the Fund shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b)	in respect of monies or Trust Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Fund shall be entitled to direct the Debenture Trustee to set aside; or

(c)	if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the ease may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Trust Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Trust Units, if applicable (less any taxes required to be deducted or withheld), so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies or Trust Units

Subject to applicable law, any monies or Trust Units, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Fund by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Trust Units, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Trust Units, if applicable, were so repaid to the Fund shall have no rights in respect thereof except to obtain payment and delivery of the monies or Trust Units, if applicable, from the Fund subject to any limitation provided by the laws of the Province of Ontario.

9.4 Discharge

The Debenture Trustee shall at the written request of the Fund release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Fund from its covenants herein contained (other than the provisions relating to the indemnification of the

Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5 Satisfaction

(a)	The Fund shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Fund, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i)	the Fund has deposited or caused to be deposited with the Debenture Trustee or an agent of the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Trust Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii)	the Fund has deposited or caused to be deposited with the Debenture Trustee or an agent of the Debenture Trustee as property in trust for the purpose of making payment on such Debentures:

(A)	if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Trust Units, if applicable; or

(B)	if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Trust Units, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii)	the Fund has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv)	the Fund has delivered to the Debenture Trustee an Officer’s Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee or an agent of the Debenture Trustee referred to in this Section 9.5(a) shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b)	Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those set forth in Section 9.6(a) below) shall no longer be binding upon or applicable to the Fund.

(c)	Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d)	If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Fund’s obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Fund has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Fund shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6 Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Fund shall continue to have and be subject to their respective rights, duties and obligations under Article 2, Article 4, Article 5, Article 6, Section 8.4 and Article 10 and the provisions of Article 1 pertaining to the foregoing.

(b)	In the event that, after the deposit of funds or Trust Units pursuant to Section 9.5 in respect of Debentures (the “Defeased Debentures”), any holder of any of the Defeased Debentures from time to time converts its Debentures to Trust Units or other securities of the Fund in accordance with Subsection 2.4(f), Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Fund return to the Fund the proportionate amount of the funds or Trust Units deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c)	In the event that, after the deposit of funds or Trust Units pursuant to Section 9.5, the Fund is required to make an offer to purchase any outstanding Debentures pursuant to Subsection 2.4(j) in relation to Initial Debentures or to make an offer to purchase Debentures pursuant to any other similar provisions relating to any other series of Debentures, the Fund shall be entitled to use any money or Trust Units deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Fund the Total Offer Price payable to such holders in respect of such offer in respect of Initial Debentures (or the total put price payable in respect of an offer relating to any other series of Debentures). Upon receipt of a Written Direction from the Fund, the Debenture Trustee shall be entitled to pay to such holder from such money or Trust Units deposited with the Debenture Trustee or an agent of the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures the amount, which is applicable to the Defeased Debentures held by such holders who have accepted any such offer (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10

TRUST UNIT INTEREST PAYMENT ELECTION

10.1 Trust Unit Interest Payment Election

(a)	Provided that no Event of Default has occurred and is continuing and all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Trust Units are then listed), the Fund shall have the right, from time to time, to make a Trust Unit Interest Payment Election in respect of any Interest Obligation by delivering a Trust Unit Interest Payment Election Notice to the Debenture Trustee no later than the earlier of (i) the date required by applicable law or the rules of any stock exchange on which the Debentures or Trust Units are then listed, or (ii) 30 Business Days preceding the relevant Interest Payment Date.

(b)	Upon receipt of a Trust Unit Interest Payment Election Notice, the Debenture Trustee shall, as agent of the Fund, provided that all applicable regulatory approvals have been obtained and in accordance with this Article 10 and such Trust Unit Interest Payment Election Notice, deliver Trust Unit Bid Requests in a form to be provided by the Fund and satisfactory to the Debenture Trustee and its Counsel, acting reasonably, to the investment banks, brokers or dealers identified by the Fund, in the Fund’s absolute discretion, in the Trust Unit Interest Payment Election Notice. In connection with the Trust Unit Interest Payment Election, the Debenture Trustee shall have the power to:

(i)	accept delivery of the Trust Units from the Fund and process the Trust Units in accordance with the Trust Unit Interest Payment Election Notice;

(ii)	accept delivery of bids with respect to, and facilitate the settlement of such sales of, such Trust Units, each as the Fund shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Fund in the Trust Unit Interest Payment Election Notice;

(iii)	invest the proceeds of such sales on the direction of the Fund in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Trust Unit Interest Payment Election was made;

(iv)	deliver proceeds to holders of Debentures sufficient to satisfy the Interest Obligation; and

(v)	subject to the Debenture Trustee’s prior consent, perform any other action necessarily incidental thereto as directed by the Fund in its absolute discretion.

The Trust Unit Interest Payment Election Notice shall direct the Debenture Trustee to deliver and accept receipt only, and each Trust Unit Bid Request shall provide that the acceptance of any bid by the Fund is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Fund in lieu of fractional Trust Units, if any, equals the aggregate amount of the Interest Obligation on the Trust Unit Delivery Date.

(c)	The Debenture Trustee shall not incur any liability or be in any way responsible for the consequences of any loss caused by the investment referred to in Section 10(b) and the Fund indemnifies and saves harmless the Debenture Trustee and its officers, directors, employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of performing its obligations set out in Section 10(b).

(d)

The Trust Unit Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Fund, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Trust Units on the Trust Unit Delivery Date, to withdraw the Trust Unit Interest Payment Election (which shall have the effect of withdrawing each related Trust Unit Bid Request and terminating any Trust Unit Purchase Agreement), whereupon the Fund shall be obliged to pay in cash the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice has been delivered. The Debenture Trustee shall be fully indemnified by the Fund in respect of any withdrawal of a Trust Unit Interest Payment Election or any termination of bids or contracts for the issuance or sale of Trust Units entered into by the Debenture Trustee on behalf of the Fund.

(e)	Any sale of Trust Units pursuant to this Article 10 may be made to investment bankers, brokers or dealers identified by the Fund whose bids are solicited, but all such sales with respect to a particular Trust Unit Interest Payment Election shall take place concurrently on the Trust Unit Delivery Date.

(f)	The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Fund elects to satisfy the Interest Obligation pursuant to a Trust Unit Interest Payment Election.

(g)	Provided that the aggregate proceeds of all sales of Trust Units resulting from the acceptance of such bids by the Fund, together with the amount of any cash payment by the Fund in lieu of any fractional Trust Units, on the Trust Unit Delivery Date, are equal to the related Trust Unit Interest Payment Election Amount in connection with any bids so accepted, and the Fund and the applicable bidders shall, not later than the Trust Unit Delivery Date, enter into Trust Unit Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. The Fund shall pay all fees and expenses in connection with the Trust Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the reasonable fees of the Debenture Trustee.

(h)	Provided that: (i) all conditions specified in each Trust Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Trust Units to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Trust Unit Purchase Agreement shall be ready, willing and able to perform thereunder the Fund shall, on the Trust Unit Delivery Date, deliver to the Debenture Trustee the Trust Units to be delivered for settlement on such date, an amount in cash equal to the value of any fractional Trust Units and an Officer’s Certificate, upon which the Debenture Trustee may act and rely absolutely without further inquiry, to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Trust Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall deliver the Trust Units and facilitate the settlement of such sales on such Trust Unit Delivery Date by the delivery of the Trust Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Trust Unit Interest Payment Election Amount (less any amount attributable to any fractional Trust Units), whereupon the sole right of a holder of Debentures to receive such holder’s portion of the Trust Unit Interest Payment Election Amount will be to receive the same from the Debenture Trustee out of the proceeds of such sales of Trust Units plus any amount received by the Debenture Trustee from the Fund attributable to any fractional Trust Units in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Fund in respect of the Interest Obligation.

(i)

The Debenture Trustee shall, on the Trust Unit Delivery Date, or as soon as practicable thereafter, use the sale proceeds of the Trust Units (together with any cash received from the Fund in lieu of any fractional Trust Units) to purchase, on the direction of the Fund in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the “Trust Unit Proceeds Investment”) and shall, on such date, or as soon as practicable thereafter, deposit the balance, if any, of such sale proceeds in an account established by the Fund (and which shall be maintained by and subject to the control of the Debenture Trustee) (the “Interest Account”) for such Debentures. The Debenture Trustee shall hold such Trust Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Trust Unit Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Trust Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any taxes required to be deducted or withheld)

and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Trust Unit Proceeds Investment or otherwise in excess of the Trust Unit Interest Payment Election Amount to the Fund.

(j)	Neither the making of a Trust Unit Interest Payment Election nor the consummation of sales of Trust Units on a Trust Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Trust Units in satisfaction of such Interest Obligation.

(k)	No fractional Trust Units will be issued in satisfaction of interest but in lieu thereof the Fund will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

(l)	Notwithstanding any other provision of this Article 10, the Debenture Trustee shall not be required to take any action pursuant to this Article 10 if such action would not be in compliance with Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. For greater certainty, the Debenture Trustee shall not have any obligation to arrange or solicit any bids for Trust pursuant to this Section 10.1.

ARTICLE 11

SUCCESSORS

11.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Fund shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (in each instance herein called a “Successor”) whether by way of reorganization, consolidation, amalgamation, arrangement, exchange, merger, transfer, sale, Conversion Transaction or otherwise, unless:

(a)	prior to or contemporaneously with the consummation of such transaction the Fund and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the Successor will have assumed all the covenants and obligations of the Fund under this Indenture in respect of the Debentures;

(ii)	the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii)	in the case of an entity organized otherwise than under the laws of the Province of Ontario, the Successor shall attorn to the jurisdiction of the courts of the Province of Ontario;

(b)	such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c)	no condition or event shall exist as to the Fund (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

Notwithstanding any other provision in this Trust Indenture, if the Fund converts to a publicly-traded corporation (the “Continuing Corporation”) pursuant to a Conversion Transaction, in addition to the adjustment to the terms of the conversion privilege provided for in Section 6.4, the Debentures may, at the option of the Fund, become debentures of the Continuing Corporation having substantially the same terms as the Debentures, without the consent of any holders of Debentures and this Indenture may be amended accordingly.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Fund under this Indenture with the same effect as though the Successor had been named as the Fund herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the fund shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Fund delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Fund or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge. Where the rights and powers of the Fund hereunder are vested in a Successor in accordance with this Section 11.2, references in this Indenture, to the Administrator, the board of directors of the Administrator or to a director or officer of the Administrator, as the case may be, shall thereafter be deemed to be references to the Successor, the board of directors of the Successor or to a director or officer of the Successor, respectively, or, if the Successor is not a corporation, to the person or persons performing similar functions or occupying similar positions to a board of directors, director or officer, as the case may be, in respect of the Successor.

ARTICLE 12

COMPULSORY ACQUISITION

12.1 Definitions In this Article:

(a)	“Affiliate” and “Associate” shall have their respective meanings set forth in the Securities Act (Ontario);

(b)	“Dissenting Debentureholders” means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c)	“Offer” means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror’s Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d)	“offer to acquire” includes an acceptance of an offer to sell;

(e)	“Offeror” means a Person, or two or more Persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f)	“Offeror’s Notice” means the notice described in Section 12.3; and

(g)	“Offeror’s Debentures” means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any Person acting jointly or in concert with the Offeror.

12.2 Offer for Debentures

If an Offer for the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a)	within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror’s Debentures;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c)	the Offeror complies with Sections 12.3 and 12.5,

the Offeror shall be entitled to acquire, and the Dissenting Debentureholders shall be required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3 Offeror’s Notice to Dissenting Debentureholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the “Offeror’s Notice”) to each Dissenting Debentureholder stating that:

(a)	Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror’s Debentures, have accepted the Offer;

(b)	the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c)	Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror’s Notice; and

(d)	Dissenting Debentureholders must send their respective Debenture certificate(s) to such person as the Offeror may direct within 21 days after the date of the sending of the Offeror’s Notice.

12.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror’s Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror’s Notice, send his or her Debenture certificate(s) to such Person as the Offeror may direct duly endorsed for transfer.

12.5 Payment of Consideration

Within 21 days after the Offeror sends an Offeror’s Notice, the Offeror shall pay or transfer to the such person as the Offeror may direct the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6 Consideration to be held in Trust

Such Person as the Offeror may direct shall hold in trust for the Dissenting Debentureholders the cash or other consideration it receives under Section 12.5. Such Person shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of sending of the Offeror’s Notice pursuant to Section 12.3, the Debenture Trustee or such Person as the Offeror may direct, if the Offeror has complied with Section 12.5, shall:

(a)	do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee’s opinion, relying on the advice of Counsel, may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b)	send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12 net of applicable withholding taxes, if any; and

(c)	send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice (provided by the Offeror) stating that:

(i)	his or her Debentures have been transferred to the Offeror;

(ii)	the Debenture Trustee or such other Person designated by the Offeror is holding in trust the consideration for such Debentures; and

(iii)	the Debenture Trustee or such other person designated by the Offeror will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder’s Debenture certificate(s) or such other documents as the Debenture Trustee may require in lieu thereof, and the Debenture Trustee or such other person designated by the Offeror is hereby appointed the agent and attorney of the Dissenting Debentureholders, and is granted power of attorney with respect to the Debentures of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions including, without limitation, the power and authority to execute such transfers as may be necessary or desirable in respect of the book-entry only registration system of the Depository.

12.8 Communication of Offer to Fund

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Fund and the Debenture Trustee.

12.9 Agreement with the Debenture Trustee

If the Offeror chooses to appoint the Debenture Trustee to provide the services outlined in this Article 12, the Offeror and the Debenture Trustee shall enter into an agreement providing for the terms and conditions (including without limitation remuneration, indemnification and return of cash or other consideration that is payable to the Dissenting Debentureholders who have not complied with Section 12.4) of such appointment.

ARTICLE 13

MEETINGS OF DEBENTUREHOLDERS

13.1 Right to Convene Meeting

The Debenture Trustee or the Fund may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Fund or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon the Debenture Trustee being indemnified to its reasonable satisfaction by the Fund or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such indemnity, to give notice convening a meeting, the Fund or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto or at such other place as may be approved or determined by the Debenture Trustee.

13.2 Notice of Meetings

(a)	At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted at the meeting and it shall contain such information as is reasonably necessary to enable the Debentureholders to make a reasoned decision in the matter but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b)	If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and (d)), then:

(i)	a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee so especially affected (hereinafter referred to as the “especially affected series”) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a “Serial Meeting”; and

(ii)	the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A)

at such Serial Meeting: (I) there are Debentureholders present in Person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B)

in the case of action taken or power exercised by instrument in writing under Section such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c)	Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Fund for all purposes hereof.

(d)	A proposal:

(i)	to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii)	to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii)	to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or any of Sections 13.4, 13.12 and 13.15,

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3 Chairman

Some individual, who need not be a Debentureholder, designated in writing by the Debenture Trustee shall be chair of the meeting and if no individual is so designated, or if the individual so designated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some individual present to be chair.

13.4 Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of not less than two Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place as nearly as practicable and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may be less than two and may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series, as the case may be. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

13.5 Power to Adjourn

The chair of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented in person or by proxy at the meeting, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded, a declaration by the chair that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chair of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chair or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting in person or by proxy and voted on the poll.

13.8 Voting

On a show of hands every Person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which it shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day immediately preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in Person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9 Proxies and Regulations

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Fund (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make, vary or revoke such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the setting of a record date for a meeting of Debentureholders for the purpose of determining Debentureholders entitled to receive notice of and note at such meeting;

(b)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the instrument shall be executed and the production of the authority of any Person signing on behalf of a Debentureholder;

(c)	the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Fund or the Debentureholders convening the meeting, as the case may be; may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the instruments must be deposited;

(d)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or otherwise sent by other electronic means before the meeting to the Fund or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting; and

(e)	generally for the calling of meetings of Dehentureholders and the conduct of business at such meeting.

Any regulations so made shall be binding and effective on the holders and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof (subject to Section 13.10), shall be Debentureholders and Persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10 Persons Entitled to Attend Meetings

The Fund, the Administrator and the Debenture Trustee, by their respective trustees, officers, directors and employees, the Auditors of the Fund and the legal advisers of the Fund, the Administrator, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such unless in their capacity as Debentureholders or proxy holders.

13.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject to all applicable regulatory approvals, including the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a)	authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b)	agree to any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee (with its consent) against the Fund, whether such rights arise under this Indenture or the Debentures or otherwise;

(c)	assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture or any ancillary or supplemental instrument which may be agreed to by the Fund and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d)	sanction any scheme for the reconstruction, reorganization or recapitalization of the Fund or for the consolidation, amalgamation or merger of the Fund with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Fund or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e)	direct or authorize the Debenture Trustee to enforce any covenants or the part of the Fund contained in this Indenture or to exercise any of the rights, powers, remedies and authorities of the Debentureholders in any manner specified in any such Extraordinary Resolution or to refrain from enforcing any such covenant or exercising any such right, power, remedy or authority;

(f)	waive, and direct the Debenture Trustee to waive, any Event of Default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g)	restrain any Debentureholder from taking or instituting any suit, action or proceeding against the Fund for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h)	direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i)	assent to any compromise or arrangement with any creditor or any class of creditors, whether secured or otherwise, and with holders of any Trust Units or other securities of the Fund;

(j)	appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, and the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k)	with the consent of the Fund, such consent not to be unreasonably withheld, remove the Debenture Trustee and appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l)	sanction the exchange of the Debentures for or the conversion thereof into Trust Units, bonds, debentures or other securities or obligations of the Fund or of any other Person formed or to be formed;

(m)	authorize the distribution in specie of any securities received pursuant to a transaction authorized under the provisions of Section 13.11(1); and

(n)	amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12 Meaning of “Extraordinary Resolution”

(a)

The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which two or more holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b)

Notwithstanding subsection (a), if, at any meeting called for the purpose of passing an Extraordinary Resolution, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than ten days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in Person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection (a) shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that at least two holders of not less than in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at least two holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of] such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Fund, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

13.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution Extraordinary Resolution and instrument in writing.

13.17 Evidence of Rights of Debentureholders

(a)

Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article with regard to voting at meetings of Debentureholders) of the holding by any Person of Debentures shall be sufficient for any purpose of this Indenture if made in the following manner; namely, the fact and date of execution by any Person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request or other instrument in writing acknowledged to him the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Debenture Trustee may consider adequate.

(b)	The Debenture Trustee may, nevertheless in its discretion, require further proof of execution in cases where it deems further proof desirable and may accept such proof as it shall consider proper.

13.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14

NOTICES

14.1 Notice to Fund

Any notice to the Fund under the provisions of this Indenture shall be valid and effective if delivered or sent by facsimile transmission to the Fund at:

Just Energy Income Fund

100 King Street West

Toronto, Ontario M5X 1E1

Attention: General Counsel

Facsimile: (416) 367-4749

or if given by postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Fund may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Fund for all purposes of this Indenture.

14.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Fund to give or mail any notice due to anything beyond the reasonable control of the Fund shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Fund shall give such notice by publication at least once in the City of Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, based on the advice of Counsel, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any Persons interested in such Debenture.

All notices may be given to whichever of the Debentureholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of and any other persons interested in such Debentures.

14.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered or sent by facsimile transmission to the Debenture Trustee at its principal office in Toronto, at 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Attention: Manager, Corporate Trust (facsimile: (416) 981-9777) or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof.

14.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.3.

ARTICLE 15

CONCERNING THE DEBENTURE TRUSTEE

15.1 Applicable Legislation

(a)	In regard to the Debenture Trustee, if and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of any applicable legislation, such mandatory requirement shall prevail.

(b)	The Fund and the Debenture Trustee agree that each will, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of any applicable legislation.

The Debenture Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Debenture Trustee in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or antiterrorist legislation, regulation or guideline. Further, should the Debenture Trustee, in its sole judgment, determine that there is non-compliance with applicable anti-money laundering or anti-terrorist legislation, regulations or guidelines by the Fund, then it shall have the right to resign on 10 days written notice to the Fund, or any shorter period of time as agreed to by the Fund, notwithstanding the provisions of Section 15.9 of this Indenture, provided: (i) that the Debenture Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Debenture Trustee’s satisfaction within such 10-day period, then such resignation shall not be effective.

15.2 Duties of Debenture Trustee

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.3 Conditions Precedent to Debenture Trustee’s Obligations to Act

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Debenture Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice from the Debenture Trustee, sufficient funds in the opinion of the Debenture Trustee to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers. The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them, for which Debentures the Debenture Trustee shall issue receipts.

15.4 Evidence, Experts and Advisers

The Debenture Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, and shall not be responsible for the misconduct of any of them, whether obtained by the Debenture Trustee or by the Fund, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its duties hereunder, and shall not be responsible for the misconduct of any of them, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Fund, and all such reasonable remuneration payable by the Debenture Trustee shall become and form part of its remuneration hereunder.

15.5 Reliance Upon Declarations, Options, etc.

In the exercise of its rights and duties hereunder the Debenture Trustee may, if acting in good faith, act and rely, as to the truth of the statements and accuracy of the opinions expressed, upon statutory declarations, opinions, reports, written requests, consents, orders or certificates or other evidence furnished to the Debenture Trustee pursuant to any provision hereof or of any applicable legislation or pursuant to a request of the Debenture Trustee, if the Debenture Trustee examines such statutory declarations, opinions, reports, written requests, consents, orders or certificates and determines that they comply with the applicable requirements of this Indenture. Without restricting the foregoing, the Debenture Trustee may act and rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Fund.

The Debenture Trustee may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report,. notice, request, consent, order, letter, or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

15.6 Officer’s Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may act and rely upon an Officer’s Certificate.

15.7 Investment of Moneys Held by Debenture Trustee

Upon receipt of a direction from the Fund, the Debenture Trustee shall invest any moneys held by the Debenture Trustee pursuant to this Indenture, in Government Obligations in its name in accordance with such direction. Any direction from the Fund, to the Debenture Trustee shall be in writing and shall be provided to the Debenture Trustee no later than 9.00 a.m. on the day on which the investment is to be made. Any such direction received by the Debenture Trustee after 9:00 a.m. ET. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. ET. the next Business Day. Any direction from the Fund, for the release of the funds must be received prior to 11:00 a.m. ET on the day on which the release of funds is to be made. Any such direction for the release of funds received after 11:00 a.m. ET or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in funds being released on the next Business Day.

Government Obligations that are not short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province will be sold, if applicable, or held to maturity, one business day before the release of cash balances. Cash balances will be held in its deposit department, the deposit department of one of its Affiliates or the deposit department of a Canadian Chartered Bank at a rate of interest determined at the time of deposit.

The Debenture Trustee shall have no responsibility or liability for any diminution of any funds resulting from any investment made in accordance with this Indenture including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder.

In the event that the Debenture Trustee does not receive a direction or only a partial direction, the Debenture Trustee may hold cash balances constituting part or all of the escrow fund and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but the Debenture Trustee, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity other than at a rate, if any, established from time to time by the Debenture Trustee, its Affiliates or a Canadian chartered bank.

15.8 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of this Indenture or otherwise in respect of the premises.

15.9 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all other duties and liabilities hereunder, subject to this Section 15.9, by giving to the Fund not less than 60 days prior notice in writing or such shorter notice as the Fund may accept as sufficient. The Debentureholders by Extraordinary Resolution shall have power at any time to remove the existing Debenture Trustee and to appoint a new Debenture Trustee. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Fund shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Fund, the retiring Debenture Trustee, at the expense of the Fund, or any Dehentureholder may apply to a Judge of the Ontario Superior Court of Justice, on such notice as such Judge may direct, for the appointment of a new Debenture Trustee; but any new Debenture Trustee so appointed by the Fund or by the Court shall be subject to removal as aforesaid by the Debentureholders. Any new Debenture Trustee appointed under any provision of this Section 15.9 shall be a corporation authorized to carry on the business of a trust company in the Province of Ontario and, if required by applicable legislation for any other provinces, in such other provinces. On any such appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Upon the appointment of a successor Debenture Trustee, the Fund shall promptly notify the Debentureholders thereof in the manner provided for in Section 14.2.

Any person into which or with which the Debenture Trustee may be merged or consolidated or amalgamated, or any Person resulting therefrom to which the Debenture Trustee shall be a party, or any Person succeeding to all or substantially all of the corporate trust business of the Debenture Trustee shall be the successor Debenture Trustee under this Indenture without any further act on its part or any of the parties hereto, provided that such Person would be eligible for appointment as a successor Debenture Trustee under this Section.

Any Debenture certified but not delivered by a predecessor Debenture Trustee may be certified by the successor Debenture Trustee in the name of the successor Debenture Trustee.

15.10 No Conflict of Interest

The Debenture Trustee represents to the Fund that at the date of execution and delivery hereof no material conflict of interest exists between its role as Debenture Trustee hereunder and its role in any other capacity and agrees that, in the event of a material conflict of interest arising hereafter it will, within 30 days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its appointment as Debenture Trustee hereunder to a successor Debenture Trustee approved by the Fund and meeting the requirements set forth in Section 15.9 with the same force and effect as if the Debenture Trustee had resigned in the manner specified by Section 15.9. Notwithstanding the provisions of this Section 15.10, if such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason thereof.

15.11 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.1, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Fund of any of the obligations herein imposed upon the Fund or of the covenants on the part of the Fund herein contained, nor in any way to supervise or interfere with the conduct of the Fund’s business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.12 Authority to Carry on Business

The Debenture Trustee represents to the Fund that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Ontario but if, notwithstanding the provisions of this Section 15.12, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Ontario, either become so authorized or resign in the manner and with the effect specified in Section 15.9.

15.13 Protection of Debenture Trustee

(a)	The Debenture Trustee shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Fund of any of the covenants of the Fund herein contained or of any acts of the agents of the Fund.

(b)	The Debenture Trustee shall not be liable for any action or omission on its part, except through its own gross negligence.

15.14 Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) may apply to obligations and activities under this Indenture.

Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Fund shall, prior to transferring or causing to be transferred personal information to the Debenture Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Debenture Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Debenture Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Fund or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

15.15 Compensation

The Fund shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Fund and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before any Event of Default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust, if any. Any amount owing under this Section and unpaid thirty (30) days after request for such payment, will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Debenture Trustee, payable on demand. The foregoing Section shall survive the termination of this Agreement or the resignation or removal of the Debenture Trustee.

15.16 Indemnity

The Fund hereby indemnifies and saves harmless the Debenture Trustee and each of its directors, officers, representatives, employees, shareholders and agents (collectively, the “Indemnified Parties” and each an “Indemnified Party”) in respect of

(a)	any and all liability and all losses, damages, costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Debenture Trustee or against any other Indemnified Party, as the case may be, for or in respect of any act, omission or error in respect of the Debenture Trustee’s performance of its duties and responsibilities and exercise of all powers and authorities pertaining thereto; and

(b)	all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and other tax matters; and

(c)	all other expenses and liabilities sustained or incurred by the Debenture Trustee in respect of the performance of its duties hereunder,

in each case including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of counsel, on a solicitor and client basis, to the Indemnified Parties that may be incurred in obtaining advice with respect to and defending any action, suit, proceedings, investigation or claim that may be made or threatened against any Indemnified Party, or that may by incurred in enforcing this indemnity and any other indemnities or limitations of liability provided for in this Indenture, unless and to the extent any of the foregoing arise out of the gross negligence, wilful misconduct or bad faith of the Debenture Trustee or any other Indemnified Party, in which case the provisions of this Section 15.15 shall not apply with respect to such Indemnified Party.

An Indemnified Party shall notify the Fund promptly of any claim for which it may seek indemnity The Fund shall defend the claim and the Indemnified Party shall co-operate in the defence. An Indemnified Party may have separate counsel and the Fund shall pay the reasonable fees and expenses of such counsel. The Fund need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee and the termination or discharge of this Indenture.

15.17 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts provided for in this Indenture and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

15.18 Withholding Obligation

For greater certainty, the Debenture Trustee shall, as directed by the Fund, withhold, from any patient made to a holder of a Debenture pursuant to the terms of this Indenture, the amount of any applicable withholding taxes required to be withheld in respect of such payment, and the Debenture Trustee shall remit such withheld amounts to the appropriate governmental authority, as and when required. For the purposes of determining the appropriate withholdings to be made from any payment to be made to a holder of a Debenture, the Fund and the Debenture Trustee agree to co-operate and to provide each other with any relevant information they have with respect to the holders of the Debentures. If the Fund satisfies any of its obligations to a holder hereunder by issuing Freely Tradable Trust Units and the holder is subject to withholding taxes, and the amount of the cash payment due to the holder, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the Written Direction of the Fund but for the account of the holder, shall deliver for sale, through the investment banks, brokers or dealers selected by the Fund, out of the Freely Tradable Trust Units issued by the Fund for this purpose, such number of Freely Tradable Trust Units that together with the cash payment, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Fund to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

15.19 Force Majeure

The Debenture Trustee shall not be liable to the Fund, or held by the Fund to be in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of acts of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times applicable to the Debenture Trustee’s obligations under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

15.20 Third Party Interest

The Fund represents to the Debenture Trustee that any account to be opened by, or interest to be held by the Debenture Trustee in connection with this Indenture, for or to the credit of the Fund, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Fund agrees to complete and execute forthwith a declaration in the Debenture Trustee’s prescribed form as to the particulars of such third party.”

ARTICLE 16

SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of the Administrator, on behalf of the Fund, the Fund, may, and they shall when required by this Indenture, subject to the prior written approval of the Toronto Stock Exchange or such other exchange on which the Debentures or the Trust Units may be listed, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	providing for the issuance of Additional Debentures under this Indenture;

(b)	adding to the covenants of the Fund herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c)	adding to the rights, duties and obligations of the Debenture Trustee (as agreed to by the Debenture Trustee) as may be required in connection with the terms of Additional Debentures;

(d)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including, but not limited to, the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee, relying on an opinion of Counsel, will not be prejudicial to the rights of the Debentureholders;

(e)	evidencing the succession, or successive successions, of others to the Fund and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture, including in connection with a Conversion Transaction;

(f)	giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(g)	for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Fund and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Fund and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Fund provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17

EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture and any supplemental indenture provided for hereunder may be simultaneously executed in several counterparts, each of which when so executed and delivered shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of counterparts may be effected by facsimile or other form of electronic transmission.

17.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of May 5, 2010 irrespective of the actual date of execution hereof.

[The remainder of this page intentionally left blank.]

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

JUST ENERGY INCOME FUND
by its administrator, JUST ENERGY CORP.

By:	“Ken Hartwick”
Name: Ken Hartwick
Title: President and Chief Executive officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Daniel Marz”
Name: Daniel Marz
Title: Professional, Corporate Trust

By:	“Ann Samuel”
Name: Ann Samuel
Title: Administrator, Corporate Trust

SCHEDULE “A”

TO THE INDENTURE BETWEEN

JUST ENERGY INCOME FUND

-AND-

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE “A”

[This Initial Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any Person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Just Energy Income Fund or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & Co., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & Co. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & Co., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.]

CUSIP/ISIN: [•]/[•]

No. [•]	$[•]

JUST ENERGY INCOME FUND

(A trust governed by the laws of Ontario)

6.0% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURE

DUE JUNE 30, 2017

JUST ENERGY INCOME FUND (the “Fund”) for value received hereby acknowledges itself indebted and, subject to the provisions of the indenture (the “Indenture”) dated as of May 5, 2010 between the Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), promises to pay to the registered holder hereof on the Initial Maturity Date or the Final Maturity Date, as applicable, or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture, the principal sum of [•] dollars ($[•]) in lawful money of Canada on presentation and surrender of this Initial Debenture at the principal office of the Debenture Trustee in Toronto, Ontario or any agent in accordance with the terms of the Indenture. The Initial Debentures shall, subject as herein provided, bear interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.0% per annum, in like money, in arrears in equal semi-annual installments (less any taxes required to be deducted or withheld) on June 30 and December 31 in each year commencing on December 31, 2010 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Final Maturity Date or earlier date of redemption) to fall due on the Maturity Date and, should the Fund at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from the date of issuance to, but excluding, December 31, 2010, which will be equal to $39.4521 for each $1,000 principal amount of the Initial Debentures. Notwithstanding the foregoing, if the Initial Debentures are repaid in full on the Initial Maturity Date, interest will be paid on the Initial Maturity Date for the period from and including May 5, 2010 to but excluding the Initial Maturity Date. Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any taxes deducted or withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Fund issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $330,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Fund and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Toronto, Ontario at any time after the Initial Maturity Date and prior to the close of business on the Final Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the date specified for redemption of this Initial Debenture, into Freely Tradeable Trust Units (without adjustment for interest accrued hereon or for distributions on Trust Units issuable upon conversion) at a conversion price of $18.00 (the “Conversion Price”) per Trust Unit, being a conversion rate of 55.5556 Trust Units for each $1,000 principal amount of Initial Debentures so converted, all subject to the terms and conditions and in the manner set forth in the Indenture. Notwithstanding the foregoing, no Initial Debentures may be converted during the five business days preceding June 30 and December 31 of each year, commencing December 31, 2010 periods, or in certain circumstances in connection with a Conversion Transaction. The Indenture provides for adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Fund will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. No adjustment in the number of Trust Units to be issued upon conversion will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. Holders converting their Initial Debentures will receive interest which has accrued from and including the most recently completed Interest Payment Date to, but excluding, the date of conversion.

The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable prior to June 30, 2013, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after June 30, 2013, the Initial Debentures may be redeemed at the option of the Fund in whole or in part from time to time on notice as provided for in Section 4.3 of the Indenture at a price equal to $1,000 per $1,000 principal amount of Debenture from June 30, 2013 to and before June 30, 2015, provided the Current Market Price of the Trust Units on the date the Redemption Notice is given to holders is not less than 125% of the Conversion Price of the Initial Debentures and at a price equal to $1,000 per $1,000 principal amount of Debenture on or after June 30, 2015 and before maturity, in each case, plus accrued and unpaid interest, if any. The Fund may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval and certain other conditions, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Freely Tradeable Trust Units obtained by dividing the applicable Redemption Price by 95% of the Current Market Price of the Trust Units on the Redemption Date.

Upon the occurrence of a Change of Control of the Fund, the Fund is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the “Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Fund provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Fund has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the Securities Act (Ontario), is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Fund may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the on the Final Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Trust Units pursuant to the exercise by the Fund of the Unit Repayment Right by 95% of the Current Market Price of the Trust Units on the Final Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Fund, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

Any payment of money or transfer of Trust Units to any holder of Debentures will be reduced by the amount of taxes required to be deducted or withheld.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, the trustee of the Fund, the directors, officers or agents of the Fund or the Administrator, as the case may be, in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in the register to be kept at the principal office of the Debenture Trustee in Toronto and in such other place or places and/or by such other registrars (if any) as the Fund with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

If any of the provisions of this Initial Debenture are inconsistent with the provisions of the Indenture, the provisions of the Indenture shall take precedence and shall govern.

IN WITNESS WHEREOF JUST ENERGY INCOME FUND has caused this Debenture to be signed by its authorized representatives as of the 5th day of May, 2010.

JUST ENERGY INCOME FUND, by its administrator, JUST ENERGY CORP.

By:
(Authorized Officer)

(FORM OF DEBENTURE TRUSTEE’S CERTIFICATE)

This Initial Debenture is one of the 6.0% Convertible Extendible Unsecured Subordinated Debentures due June 30, 2017, referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
May 5, 2010	CDS & Co.

FORM OF ASSIGNMENT

FOR VALUE RECEWED, the undersigned hereby sells, assigns and transfers unto                                    , whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $             principal amount hereof*) of JUST ENERGY INCOME FUND (the “Fund”) standing in the name(s) of the undersigned in the register maintained by the Fund with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Schedule 1 Canadian chartered bank or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”

2.	The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Capitalized terms not otherwise defined have meaning ascribed in the indenture dated May 5, 2010 between Just Energy Income Fund and Computershare Trust Company of Canada.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

SCHEDULE “B”

TO THE INDENTURE BETWEEN

JUST ENERGY INCOME FUND

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

JUST ENERGY INCOME FUND

6.0% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 6.0% Convertible Extendible Unsecured Subordinated Debentures (the “Debentures”) of JUST ENERGY INCOME FUND (the “Fund”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the indenture (the “Indenture”) dated as of May 5, 2010 between the Fund and Computershare Trust Company of Canada (the “Debenture Trustee”), that the aggregate principal amount of $[•] of the $[•] principal amount of Debentures outstanding will be redeemed as of[•] (the “Redemption Date”), upon payment of a redemption amount of $[.] for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $[•] (the “Redemption Price”), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (less any taxes required to be deducted or withheld) (collectively, the “Total Redemption Price”).

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate Fund office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Fund hereby irrevocably elects to satisfy its obligation to pay $•. of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the Current Market Price of the Trust Units on the Redemption Date.

No fractional Trust Units shall be delivered upon the exercise by the Fund of the above-mentioned redemption right but, in lieu thereof, the Fund shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any taxes required to be deducted or withheld).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Fund shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery (less any taxes required to be deducted or withheld) to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Trust Units, cash representing the balance of the Redemption Price.]

DATED: [•]

JUST ENERGY INCOME FUND, by its administrator,

JUST ENERGY CORP.

By:
Name: [•] Title: [•]

SCHEDULE “C”

TO THE INDENTURE BETWEEN

JUST ENERGY INCOME FUND

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

JUST ENERGY INCOME FUND

6.0% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES MATURITY

NOTICE

To: Holders of 6.0% Convertible Extendible Unsecured Subordinated Debentures (the “Debentures”) of JUST ENERGY INCOME FUND (the “Fund”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the indenture (the “Indenture”) dated as of May 5, 2010 between the Fund and Computershare Trust Company of Canada, as trustee (the “Debenture Trustee”), that the Debentures are due and payable as of the Final Maturity Date and the Fund elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Final Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Final Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Fund of the above mentioned repayment right but, in lieu thereof, the Fund shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Final Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Final Maturity Date, the Fund shall, on the Final Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, or an agent of the Debenture Trustee, for delivery (less applicable withholding taxes, if any,) to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Final Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Final Maturity Date.

For greater certainty, the Fund shall not be permitted to deliver this notice or issue Freely Tradeable Units in respect of the Debentures to the extent they mature on the Initial Maturity Date.

DATED: May 5, 2010

JUST ENERGY INCOME FUND, by its administrator,

JUST ENERGY CORP.

By:
Name: [•] Title: [•]

SCHEDULE “D”

TO THE INDENTURE BETWEEN

JUST ENERGY INCOME FUND

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF CONVERSION NOTICE

TO: JUST ENERGY INCOME FUND

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.0% convertible extendible unsecured subordinated debentures bearing Certificate No. [•] irrevocably elects to convert such Debentures (or $[•] principal amount thereof) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Just Energy Income Fund issuable upon a conversion (less any taxes required to be deducted or withheld) be issued and delivered to the Person indicated below, and. (If Trust Units are to be issued in the name of a Person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated:
(Signature of Registered Holder)

*            If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a Person other than the holder, the signature must be guaranteed by a Schedule 1 chartered bank or by a member of an acceptable Medallion Guarantee Program The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

(Print name in which Trust Units are to be issued, delivered and registered)

Name:

(Address)
(City, Province and Postal Code)

Name of Guarantor:

Authorized signature:

SCHEDULE “E”

TO THE INDENTURE BETWEEN

JUST ENERGY INCOME FUND

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada, as trustee and registrar of the securities of Just Energy Income Fund

AND TO: Just Energy Income Fund

The undersigned (a) acknowledges that the sale of the securities of Just Energy Income Fund (the “Fund”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “US Securities Act”) and (b) certifies that (1) it is not an “affiliate” (as defined in Rule 405 under the U.S. Securities Act) of the Fund, (2) the offer of such securities was not made to a Person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any Person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any Person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any Person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation 5) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off’ the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the US Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the US Securities Act. Terms used herein have the meanings given to them by Regulation S of the US Securities Act.

Dated:	Name of Seller

By:
Name
Title